Exhibit 99.1

CONFIDENTIAL

Forward-looking statements

This release contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements other than statements of historical or present facts, including: statements regarding trends in commodity prices and currency exchange rates; demand for commodities; global market conditions, reserves and resources estimates; development and production forecasts; guidance; expectations, plans, strategies and objectives of management; climate scenarios; approval of projects and consummation of transactions; closure, divestment, acquisition or integration of certain assets, operations or facilities (including associated costs or benefits); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and availability of materials and skilled employees; anticipated productive lives of projects, mines and facilities; the availability, implementation and adoption of new technologies, including artificial intelligence; provisions and contingent liabilities; and tax, legal and other regulatory developments.

Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘aim’, ‘ambition’, ‘anticipate’, ‘aspiration’, ‘believe’, ‘commit’, ‘continue’, ‘could’, ‘ensure’, ‘estimate’, ‘expect’, ‘forecast’, ‘goal’, ‘guidance’, ‘intend’, ‘likely’, ‘may’, ‘milestone’, ‘must’, ‘need’, ‘objective’, ‘outlook’, ‘pathways’, ‘plan’, ‘project’, ‘schedule’, ‘seek’, ‘should’, ‘strategy’, ‘target’, ‘trend’, ‘will’, ‘would’, or similar words. These statements discuss future expectations or performance, or provide other forward-looking information.

Forward-looking statements are based on management’s expectations and reflect judgements, assumptions, estimates and other information available, as at the date of this release. These statements do not represent guarantees or predictions of future financial or operational performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. BHP cautions against reliance on any forward-looking statements.

For example, our future revenues from our assets, projects or mines described in this release will be based, in part, on the market price of the commodities produced, which may vary significantly from current levels or those reflected in our reserves and resources estimates. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets.

Other factors that may affect our future operations and performance, including the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and deliver the products extracted to applicable markets; the impact of economic and geopolitical factors, including foreign currency exchange rates on the market prices of the commodities we produce and competition in the markets in which we operate; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties or implementation of trade or export restrictions; changes in environmental and other regulations, political or geopolitical uncertainty; labour unrest; weather, climate variability or other manifestations of climate change; and other factors identified in the risk factors discussed in BHP’s annual report on Form 20-F for the year ended 30 June 2024, filed with the U.S. Securities and Exchange Commission (the ‘SEC’), which is available on the SEC’s website at www.sec.gov.

Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events.

Past performance cannot be relied on as a guide to future performance.

Emissions data

Due to the inherent uncertainty and limitations in measuring greenhouse gas (GHG) emissions under the calculation methodologies used in the preparation of such data, all GHG emissions data or references to GHG emissions (including ratios or percentages) in this release are estimates. Emissions calculation and reporting methodologies may change or be progressively refined over time resulting in the need to restate previously reported data. There may also be differences in the manner that third parties calculate or report GHG emissions compared to BHP, which means that third-party data may not be comparable to our data. For information on how we calculate our GHG emissions, refer to the BHP GHG Emissions Calculation Methodology 2024, available at bhp.com.

Non-IFRS Financial Information

Our results are reported under International Financial Reporting Standards (IFRS). This release includes various non-IFRS financial information to reflect our underlying performance. These non-IFRS measures include: adjusted effective tax rate, capital and exploration expenditure, free cash flow, gearing ratio, net debt, underlying attributable profit, underlying basic earnings per ordinary share, underlying EBIT, underlying EBITDA, underlying EBITDA margin, underlying return on capital employed and unit costs. Non-IFRS measures have not been subject to audit or review. For further information on the reconciliations of certain non-IFRS financial information measures to our statutory measures, reasons for usefulness and calculation methodology, please refer to Non-IFRS information.

BHP and its subsidiaries

In this release, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to Note 30 – Subsidiaries of the Financial Statements in the Annual Report for a list of our significant subsidiaries. Those terms do not include non-operated assets. Our non-operated assets include Antamina, Samarco and Vicuña.

This release covers BHP’s functions and assets (including those under exploration, projects in development or execution phases, sites and operations that are closed or in the closure phase) that have been wholly owned and operated by BHP or that have been owned as a BHP-operated joint venture1 (referred to in this release as ‘operated assets’ or ‘operations’) during the period from 1 July 2024 to 31 December 2024 unless otherwise stated.

BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this release as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise.

1

References in this release to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset.

Certain sections of this release include data in relation to the Daunia and Blackwater mines, which were divested in FY24. Data in relation to the Daunia and Blackwater mines is shown for the period up to completion on 2 April 2024, unless stated otherwise.

Presentation of Information

Throughout this release, all references to ‘the prior period’ are to the half year ended 31 December 2023.

Medium term refers to a five-year horizon, unless otherwise noted. Numbers presented may not add up precisely to the totals provided due to rounding.

There may be differences in the manner that third parties calculate or report unit costs data compared to BHP, which means third-party data may not be comparable with our data.

The following abbreviations may have been used throughout this release: silver (Ag); gold (Au); billion tonnes (Bt); cost and freight (CFR); cost, insurance and freight (CIF); carbon dioxide equivalent (CO2-e); copper (Cu); dry metric tonne unit (dmtu); free on board (FOB); giga litres (GL); greenhouse gas (GHG); grams per tonne (g/t); high-potential injury (HPI); kilograms per tonne (kg/t); kilometre (km); million ounces per annum (Mozpa); million pounds (Mlb); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); OZ Minerals Ltd (OZL); pounds (lb); thousand ounces (koz); thousand ounces per annum (kozpa); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); sulphur (S); tonnes (t); total recordable injury frequency (TRIF); uranium (U); uranium oxide (U3O8); and wet metric tonnes (wmt).

BHP | Financial results for the half year ended 31 December 2024

Financial results for the half year ended 31 December 2024	18 February 2025

Operational excellence underpins strong returns and investment in growth

Safety	Operational excellence

Focus on fatality elimination	Copper equivalent production 5.3%[i]

High Potential Injury frequencyii declined ~54% from H2 FY24, with zero high potential injuries recorded in Q2 FY25.	Group copper production increased 10% driven by a 22% increase at Escondida. Strong underlying operational performance at all other assets, including at WAIO where production was up 1% and at BMA where production increased 14% (excluding production from the now divested Blackwater and Daunia mines).

Financial results	Net cash tax paid

Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders (Attributable profit) US$4.4 bn HY24 US$0.9 bn	Net income tax and royalty-related taxation US$3.4 bn HY24 US$3.6 bn

The Group’s Attributable profit reflects our strong underlying operational performance and disciplined cost control amid the lower price environment. Underlying attributable profitiii decreased 23% (after adjusting for the HY24 exceptional losses).

Total copper proportion of Group Underlying EBITDAiii increased to 39% (HY24: 25%), reflecting a 10% increase in copper volumes and higher copper prices.

BHP continues to be one of the largest corporate taxpayers in Australia, as is Escondida in Chile. Our statutory effective tax rate was 39.0% and our global adjusted effective tax rateiii was 36.4% and increases to 44.2% once revenue and production-based royalties are included.

Investing in growth	Shareholder value

Capital and exploration expenditureiii US$5.2 bn 10% HY24 US$4.7 bn	Fully franked interim dividend US$0.50 per share 50% payout ratio

We invested US$3.2 bn in potash and copper and expect to invest ~65% of our medium-term capital on these future-facing commodities.

In January 2025, we completed the formation of Vicuña Corp. (Vicuña), a 50/50 joint venture with Lundin Mining to develop the combined Filo del Sol (FDS) and Josemaria copper projects.

We have determined an interim dividend of US$2.5 bn.

In February 2025, BHP announced that Ken MacKenzie will retire from the Board on 31 March 2025. The Board has elected Ross McEwan to succeed as Chair from this date.

BHP | Financial results for the half year ended 31 December 2024

Group financial performance

Earnings and margins

Strong underlying operational performance provides resilience against lower prices

Revenue

US$25.2 bn 8%

HY24 US$27.2 bn

Attributable profit

US$4.4 bn 376%

HY24 US$0.9 bn

Underlying attributable profit

US$5.1 bn 23%

HY24 US$6.6 bn

Profit from operations

US$9.1 bn 90%

HY24 US$4.8 bn

Underlying EBITDA

US$12.4 bn 11%

HY24 US$13.9 bn

Underlying EBITDA marginiii

51.1%

HY24 53.3%

Statutory effective tax rate

39.0%

HY24 57.2%

Adjusted effective tax rate

36.4%

HY24 31.0%

FY25e 33 – 38%

BHP’s strong underlying operational performance delivered increased sales volumes in our key commodities: copper, iron ore and steelmaking coal.iv

Revenue however decreased US$2.0 bn primarily as a result of the decline in realised iron ore and steelmaking coal prices. This was partially offset by higher realised copper prices.

Our productivity initiatives and cost discipline, combined with favourable foreign exchange movements, allowed us to mitigate a global inflation rate of ~3.7%, which was predominantly driven by higher labour costs.

As a result, unit costsiii were ~3.9%[v] lower across our major assets, with WAIO maintaining its position as the lowest cost major iron ore producer globally and Escondida delivering a 12% reduction in unit costs.

Overall, profit from operations increased 90%. After adjusting for the HY24 exceptional losses, Underlying EBITDA decreased 11% due to the lower revenue. The contribution from copper increased to 39% of Group Underlying EBITDA (HY24: 25%) reflecting a 10% increase in copper volumes and higher copper prices.

Our Underlying EBITDA margin remained strong at 51.1%. Our 20-year average Underlying EBITDA margin is greater than 50%.vi

For further details see

Underlying EBITDA waterfall.

Our adjusted effective tax rate increased primarily due to the impact of higher rates under the new Chilean mining tax regime that applied from 1 January 2024, and increased earnings from Chilean copper.

The adjusted effective tax rate for FY25 is expected to be within the guidance range of 33% to 38%.

Our operating costs included US$1.3 bn of revenue or production-based royalties. Including these payments, our Group effective tax rate was 44.2% (HY24: 40.9%). For further details see Adjusted Effective tax rate.

We recorded Attributable profit of US$4.4 bn through disciplined cost control and strong operational performance, amid the lower price environment. Underlying attributable profit decreased 23% (after adjusting for the HY24 exceptional losses).

For further details see

Note 2 – Exceptional items and
Note 9 – Significant events – Samarco dam failure.

Detailed financial information is included in Appendix 1

BHP | Financial results for the half year ended 31 December 2024

Cash flow and balance sheet

Conservatively geared balance sheet underpinned by net operating cash flows supports organic investments

Net operating cash flow

US$8.3 bn 6%

HY24 US$8.9 bn

Capital expenditure

US$5.0 bn 10%

HY24 US$4.5 bn

Exploration and evaluation expenditure

US$0.2 bn

HY24 US$0.2 bn

Capital and exploration expenditure

US$5.2 bn 10%

HY24 US$4.7 bn

FY25e ~US$10 bn

Free cash flowiii

US$2.6 bn 30%

HY24 US$3.8 bn

Interest bearing liabilities

US$20.2 bn

FY24 US$20.7 bn

HY24 US$22.4 bn

Cash and cash equivalents

US$9.6 bn

FY24 US$12.5 bn

HY24 US$10.3 bn

Net debtiii

US$11.8 bn

FY24 US$9.1 bn

HY24 US$12.6 bn

Gearing ratioiii

19.2%

FY24 15.7%

HY24 21.7%

Our net operating cash flow of US$8.3 bn decreased as a result of lower realised prices, particularly in iron ore.

We generated free cash flow of US$2.6 bn after investing US$5.2 bn in line with our Capital Allocation Framework (CAF).

Our investments included:

•  US$3.8 bn in organic development including US$1.6 bn on growth in potash and copper, US$1.4 bn on improvement projects; plus US$0.2 bn of exploration spend; and

•  US$1.4 bn of maintenance and decarbonisation expenditure.vii

Capital and exploration expenditure guidance remains unchanged:viii

•  ~US$10 bn for FY25, including ~US$0.5 bn of exploration; and

•  ~US$11 bn for FY26 and per annum on average in the medium term.ix

We have a strong pipeline of growth projects, including at Jansen, Escondida, Copper South Australia, WAIO and Vicuña. We maintain flexibility to adjust capital spend and phasing of projects to accommodate market dynamics and cash flow generation.

Our interest bearing liabilities decreased by US$0.5 bn from 30 June 2024 to US$20.2 bn and our cash and cash equivalents decreased by US$2.9 bn to US$9.6 bn. After investing in line with our CAF, our net debt increased by US$2.7 bn from 30 June 2024 to US$11.8 bn reflecting:

•  Payment of dividends to BHP shareholders of US$3.9 bn, and to non-controlling interests of US$1.1 bn; and

•  US$0.6 bn in Samarco settlement obligations. Future Samarco settlement obligations up to FY28 have been hedged to protect against potential foreign exchange volatility.

BHP’s business is stronger now than when we revised the net debt target range in 2022. We have a more resilient portfolio, with increased exposure to future-facing commodities. We maintain a low net debt/EBITDA ratio relative to industry competitors of 0.4x.[x] Our global credit ratingsxi remained unchanged in HY25. Moody’s rating is A1(stable)/P-1 and Fitch’s rating is A (stable)/F-1 (long-term/short-term respectively).

For FY25, the Group’s net debt balance is expected to increase to around the top end of the net debt target range following completion of the Vicuña transaction and payment of the H2 Samarco settlement obligations.

Disciplined application of our CAF enables us to maintain a resilient balance sheet while retaining the flexibility to allocate capital within our CAF towards shareholder returns and growth opportunities. We are comfortable to move above our net debt target temporarily to execute value accretive opportunities and support future investments such as Vicuña.

For further details see Net debt waterfall.

Detailed financial information is included in Appendix 1

BHP | Financial results for the half year ended 31 December 2024

Value and returns

Continuing to balance investment in the business and cash returns to shareholders

Interim dividend	Earnings per share – basic

Our operations continued to generate strong Underlying ROCE of 20.4%, with Escondida and WAIO achieving 29% and 44% respectively.

An interim dividend of US$0.50 per share (US$2.5 bn) has been determined, equivalent to a 50% payout ratio, with a payment date to shareholders of 27 March 2025.

This extends our track record of strong returns while balancing investment in growth. Including the determined HY25 interim dividend, we will have returned ~US$50 bn cash to shareholders since 1 January 2021.

50 US cps	87.1 US cps
Fully franked	HY24 18.3 US cps
50% payout ratio Underlying return on capital employed (ROCE)iii	Earnings per share – Underlyingiii
20.4%	100.2 US cps
HY24 26.4%	HY24 129.6 US cps

BHP’s Dividend Reinvestment Plan (DRP) will operate in respect of the interim dividend.

BHP | Financial results for the half year ended 31 December 2024

Economic outlook

In HY25, prices for BHP’s key commodities were mixed, with copper rising marginally and steel raw materials trending lower over the period.

The global economy grew at 3.2% in CY24, with services outperforming industrial activity, which has led to slowing commodity demand in many economies. In the near term, the global growth outlook is likely to remain at around 3% for CY25 and CY26, but the impact of policy on trade and inflation remains a key uncertainty, particularly for the United States and its trade partners. Developed economies are expected to gradually recover, as interest rates continue to be lowered, with the US economy likely to outperform other developed markets. China met its 5% annual growth target for CY24 and is expected to draw upon policy support to rebalance its economy and improve domestic demand in the near term. Meanwhile, India is likely to remain as the fastest growing major economy. Inflation has eased across our major operating regions, but we still expect lingering labour market tightness to impact the mining sector’s cost base in the remainder of FY25.

Commodity demand

Demand for commodities in the developed world continued to be soft in CY24 as sluggish industrial activity persisted. Central Banks’ ongoing rate cuts are expected to translate into a recovery for steel and copper demand across the OECD in the near-term. However, potential trade tensions present a risk to the recovery in developed economies and across the globe.

China recently reiterated a pro-growth policy stance with more accommodative monetary and proactive fiscal measures. In the face of external trade uncertainty, policymakers have vowed to boost domestic demand via several measures that should support steel and metals-related manufacturing demand. China’s housing sales have shown some signs of stabilisation as national new home sales turned to growth in Q4 CY24, following the persistent decline since Q3 CY21. Nevertheless, a recovery in construction activity is expected to take longer than sales to recover. Despite soft demand from the property sector, Chinese steel production in CY24 was supported by continuing infrastructure investment, manufacturing activity and resilient steel exports mainly to the global south. Manufacturing exports have been supported by high volumes into emerging economies despite reduced exports to the developed world. Chinese copper demand should maintain its growth trajectory despite external risks.

India continues to be a bright spot for commodity demand. While we anticipate a marginal cyclical deceleration across the Indian economy in the next two years, our view on its underlying structural growth potential remains intact.

Over the long term, population growth, urbanisation, rising living standards, and the infrastructure required for digitisation and decarbonisation are all expected to drive demand for steel, non-ferrous metals and fertilisers. We believe that China’s economic transition could also accelerate its demand shift increasingly towards ‘future-facing commodities’.

For the review and outlook relating to our individual commodities please refer to the relevant segment sections.

Costs and inflation

Inflationary pressures across our cost base have eased considerably from their post-pandemic peaks. Headline consumer inflation in Australia has fallen from a 7.8% peak in FY23 to currently being within the Reserve Bank of Australia’s 2-3% target range, while in Chile, inflation is hovering just above the target range. We have generally seen a similar easing in inflationary pressure across most key categories of our cost base, but the path to normalisation has been slow and bumpy for some. We also still expect some of the lagged effects of inflation to continue to flow into our cost base for the remainder of FY25.

The labour market, which had been the most persistent inflationary concern, appears to be easing, though conditions in our operating regions will vary in the near-term. In Australia, wage growth has been moderating since it peaked in the first half of FY24. In Chile, the path to labour cost normalisation was disrupted due to the impact of higher electricity tariffs feeding through to inflation-linked wage hikes in FY24. These cost pass-throughs should moderate in the near-term.

Some raw materials that impact our cost base, such as ammonia and natural rubber, also pushed higher in the first half of FY25 due to supply-side issues, while electricity costs in Australia remained volatile. Meanwhile, diesel prices continued to ease amidst expectations of global oversupply.

Overall, the cost of mining production continues to be higher than it was prior to the pandemic. This implies that price support is also higher, and low-cost operators stand to capture potentially higher relative margins in certain commodities.

BHP | Financial results for the half year ended 31 December 2024

Segment and asset performance

Detailed financial information on all business segments in the Financial performance summary

Copper

Production	Commodity review and outlook

987 kt 10% HY24 894 kt FY25e 1,845 – 2,045 kt	Copper prices in HY25 retreated from the recent peak in May 2024, but remained relatively elevated owing to tight fundamentals, China stimulus plans and US interest rate cuts since September.
Average realised price US$3.99/lb 9%	Chinese copper demand exceeded expectations in CY24 as continued strength in power grid investment and consumer durables demand (e.g. air-conditioners and electronics) offset the ongoing weakness in the real estate sector. Outside China, soft manufacturing demand and slower than expected investment dragged on local copper consumption.

HY24 US$3.66/lb Underlying EBITDA US$5.0 bn 44% HY24 US$3.5 bn	In the near term, the copper market is expected to be broadly balanced. China’s demand will continue to grow due to stimulus directed to power infrastructure and consumer durables, and demand from growing electric vehicle penetration should continue to be robust. While headwinds might persist in Europe, we are more optimistic for demand growth in North America and India, as well as Southeast Asia and the Middle East, where new fabricating capacity is expected to ramp up.

39% contribution to the Group’s Underlying EBITDA 54% Underlying EBITDA margin Underlying ROCE	Mine supply continues to grow modestly but is facing challenges, lagging overall demand. Copper concentrates balance is expected to remain very tight and the industry will rely on rising copper scrap supply to help fill this gap for the next couple of years. We note that global visible cathode inventories are low compared to historical levels and there will be limited scope for inventories to rise. This could lead to critically low inventories in the event of any mine supply disruptions in the latter part of this decade.

13% HY24 10% Capital and exploration expenditure US$2.2 bn HY24 US$2.0 bn FY25e ~US$4.7 bn	In the long run, we believe annual copper demand will grow from 32 Mtpa currently to over 50 Mtpa by 2050, with the key drivers being ‘Traditional’ economic growth (home building, electrical equipment and household appliances), ‘Energy Transition’ (renewables and electric vehicles) and ‘Digital’ (Artificial Intelligence and Data Centres demand of 3 Mtpa by 2050). We anticipate that the cost curve for the mines needed to meet this demand is likely to steepen as both operational and development challenges progressively increase. For future mine supply to be incentivised we think prices will need to rise from levels seen in the first half of FY25 and be sufficiently high to trigger investment.

Segment outlook

After increasing copper production by 19% from FY22 to FY24, we delivered a 10% increase in HY25,xii including a 10-year production record at Escondida as we mined higher grade ore, and further lifted productivity across all copper-producing assets. In HY25, total copper Underlying EBITDA increased to US$5.0 bn and its contribution to the Group’s Underlying EBITDA increased to 39% (HY24: 25%).

In Chile we have a strong pipeline of organic growth options with attractive returns across our Escondida and Pampa Norte assets. At our Chilean copper site tour in November 2024, we outlined seven key projects across both existing and new facilities. These are competitive and capital efficient with an average capital intensity of ~US$23,000/t, less than similar projects in the Americas from our competitors at ~US$27,000/t. Final Investment Decisions (FIDs) across these projects are planned between FY26 to FY29, subject to permitting. Delivering these projects will potentially grow copper production to average ~1.4 Mtpa in Chile through the 2030s.

BHP | Financial results for the half year ended 31 December 2024

We are growing at our 100% owned Copper South Australia (Copper SA) asset, with growth projects across all three operations. We are assessing the pathway to deliver >500 ktpa of copper production in the early 2030s (>700 ktpa CuEq), and a strategy to deliver up to 650 ktpa copper production by the middle of next decade.xiii This is supported by the recent exploration success at OD Deeps and at Oak Dam.

In Peru, we hold a 33.75% share in Antamina, a top ten global copper producer.xiv Antamina is expected to produce between 115 – 130 ktpa in FY25, and recently received environmental approval to continue mining to 2036 (from 2028).

BHP Canada and Lundin Mining have also formed the Canadian-incorporated joint venture company, Vicuña, to hold the combined FDS and Josemaria copper projects located in the Vicuña district of Argentina and Chile. BHP’s total cash completion payment for the transaction was US$2.0 bn, paid in January 2025.

We also have a 45% interest in the Resolution Copper Project in the United States, one of the largest undeveloped copper projects in the world with the potential to become a significant copper producer in North America.

As part of our aspiration, we estimate that these projects could potentially deliver over 2 Mtpa of attributable copper production by the mid-2030s.xv

BHP | Financial results for the half year ended 31 December 2024

Escondida

Copper production	Unit cost[1,2]	Underlying EBITDA

644 kt 22%	US$1.33/lb 12%	US$3.5 bn 48%

HY24 528 kt	HY24 US$1.51/lb	HY24 US$2.3 bn

FY25e 1,180 – 1,300 kt	FY25e US$1.30 – US$1.60/lb

Medium-term[3] 900 – 1,000 ktpa	Medium-term[3] US$1.50 – US$1.80/lb

1	Based on exchange rates of: HY25 USD/CLP 947 (realised); HY24 USD/CLP 874 (realised); FY25 and medium-term USD/CLP 842 (guidance).

2	Refer to Non-IFRS information for detailed unit cost reconciliation.

3	Medium-term refers to an average for a period from FY27 onwards.

Financial performance

Underlying EBITDA increased 48% primarily as a result of:

●	Increased sales volumes in line with higher concentrator feed grade and higher recovery due to mine sequencing, which had a favourable impact of US$0.7 bn; and

●	Higher realised copper prices, which had a favourable impact of US$0.5 bn

These were partially offset by the impacts of one-off labour related costs and operating costs for additional fleet to deliver on the mine plan. Overall Escondida unit cost performance was strong, delivering a 12% reduction in controllable costs, which exclude inflation, foreign exchange and price linked costs.

Asset outlook

Production for FY25 remains unchanged between 1,180 and 1,300 kt. Production for FY25 and FY26 is expected to average between 1,200 and 1,300 ktpa. From FY27 production is expected to decline to between 900 and 1,000 ktpa on average for a period as a result of lower concentrator feed grades. Concentrator feed grade for FY25 is expected to remain greater than 0.90% and decline to below 0.80% from FY27.

The Escondida growth program continues to advance. On the Chilean site tour, we presented four growth options to offset the impacts of falling concentrator feed grade, including:

The potential expansion and debottlenecking at the Laguna Seca concentrators to increase throughput and improve recovery using Hydrofloat technology;

●	The Los Colorados concentrator life extension with the potential to continue production through to FY29;

●	A new concentrator to replace the ageing Los Colorados facility with construction planned to commence in FY29; and

●	The application of new technologies to leach spent primary sulphide ores and improve recoveries.

At a program level the expected IRRs are attractive at between 15% and 19% at consensus prices, with competitive capital intensities between US$19,000 and US$26,000/t CuEq.

Full SaL, a BHP designed leaching technology which has already been successfully deployed at Spence, remains on track for first production during FY25. We expect it to produce ~410 kt in copper cathodes at Escondida over a 10-year period once implemented through improved recoveries and shorter leach cycle times.

In the Escondida Norte pit, we achieved the first month of full autonomous haulage in December 2024 with 20 trucks operating. We will continue to ramp up its hauling fleet to ~50 autonomous trucks over the next three years. Escondida continues to evaluate transitioning its entire fleet of conventional haul trucks to autonomous operations over the next decade.

BHP | Financial results for the half year ended 31 December 2024

Pampa Norte

Copper production[1,2]	Spence unit cost[2,3,4]	Underlying EBITDA

126 kt 9%	US$2.01/lb 1%	US$0.5 bn 34%

HY24 138 kt	HY24 US$1.98/lb	HY24 US$0.4 bn

FY25e 240 – 270 kt	FY25e US$2.00 – US$2.30/lb

Medium-term ~250 ktpa	Medium-term US$2.05 – US$2.35/lb

1

HY25 production is for Spence only. HY24 includes 11 kt from Cerro Colorado which entered temporary care and maintenance in December 2023. Excluding these volumes, HY25 production decreased 1%. Medium-term guidance refers to an average of 250 ktpa over five years on the basis that remediation of the previously identified TSF anomalies does not impact operations.

2	FY25 and medium-term production and unit cost guidance is provided for Spence only.

3	Refer to Non-IFRS information for detailed unit cost reconciliation.

4	Based on exchange rates of: HY25 USD/CLP 947 (realised); HY24 USD/CLP 874 (realised); FY25 and medium-term USD/CLP 842 (guidance).

Financial performance

Underlying EBITDA increased 34% predominately due to higher realised copper prices.

Unit costs were broadly flat as we managed the impact of general inflation and lower capitalisation of mine development costs in line with the mine plan.

Asset outlook

Production at Spence for FY25 is expected to be between 240 and 270 kt and the concentrator plant modifications completed in June 2024 are continuing to deliver expected improvements in throughput and recovery.

Production is expected to average ~250 ktpa over the next five years.

On the Chilean site tour, we presented two future growth options at Spence:

●

An option for the implementation of Simple Approach to Leaching 2 (SaL2), BHP’s patented technology, at the sulphide leach pad, which would enable processing of transitional and hypogene ores. The ability to leach low-grade ores would allow us to prioritise higher grades at the concentrator and potentially extend cathode life from FY28 to FY31 at an average of ~60 ktpa of production; and

●	Two avenues to expand and debottleneck the Spence concentrator to further lift throughput and recoveries which could potentially increase production by 10 – 15 ktpa.

Cerro Colorado entered temporary care and maintenance in December 2023 and we are studying the application of BHP’s SaL1 leaching technology to potentially restart operations in the future.

BHP | Financial results for the half year ended 31 December 2024

Copper South Australia

Copper production	Unit cost[1,2]	Underlying EBITDA

145 kt 6%	US$1.57/lb 5%	US$0.7 bn 26%

HY24 154 kt	HY24 US$1.65/lb	HY24 US$0.6 bn

FY25e 300 – 325 kt	FY25e US$1.30 – US$1.80/lb

1

Based on exchange rates of: HY25 AUD/USD 0.66 (realised); HY24 AUD/USD 0.65 (realised); FY25 AUD/USD 0.66 (guidance); and prices for by-products of: FY25 gold US$2,000/oz, and uranium US$80/lb (guidance).

2	Refer to Non-IFRS information for detailed unit cost reconciliation.

Financial performance

Underlying EBITDA increased predominantly as a result of higher average realised prices for copper, uranium, gold and silver, which had a favourable impact of US$0.3 bn.

This was partially offset by the impacts of a two-week weather-related power outage and subsequent two-week ramp up period which resulted in lower production. Inventory drawdowns to maintain sales commitments during this period also resulted in higher operating costs.

Asset outlook

Production for FY25 is expected to be between 300 and 325 kt, with strong performance across the asset in December of 30kt. This is an indication of a stable ramp up after the weather-related power outage and reflects the strong underlying performance at Copper South Australia following a number of years of investment in asset integrity, and the successful integration of the Prominent Hill and Carrapateena assets.

We are executing growth and exploration projects, such as:

●

At Prominent Hill, the Prominent Hill Operation Expansion (PHOX) project has progressed with shaft sinking now ~70% complete, the head frame installed and site infrastructure upgraded, with 90% of work packages awarded. The project is now forecast to come online in H2 FY27 (previously FY26) for a total investment of US$912 m (previously US$673 m). Revisions to schedule and investment amount are primarily due to lower than planned initial shaft sink rates, provision for additional ground support due to seismic activity at depth and the tendering of major work packages. The Wira shaft hoisting system is expected to extend the mine life to at least 2040 (previously 2036).

●

At Carrapateena, the commissioning of Crusher 2 has supported higher productivity from the sub-level cave and we continue to invest in processing plant capacity to enable an uplift in throughput to 7 Mtpa of mined ore. The Block Cave Expansion project is progressing via underground development of the access and conveyor decline below the existing sub-level cave. The project is expected to extend the mine life beyond the existing sub-level cave and increase throughput at Carrapateena up to 12 Mtpa, ramping up from FY29.

●

At Olympic Dam, we have approved ~US$200 m of investment in underground development that will enable a new surface access decline. The Southern Mining Area Decline (SMAD) will unlock up to 2.5 Mtpa of additional vertical capacity and support future mine expansion options, with completion expected in FY28.

●	At Oak Dam, exploration activity peaked at 13 active drill rigs during the period (10 now active). We are seeking approvals to begin execution activities on an underground access decline.

We are assessing the optimal pathway for a Smelter and Refinery Expansion (SRE) at Olympic Dam.xiii We expect the SRE will proceed in two phases. The first phase is planned for FID in HY27 and would involve a transition to a two-stage smelter configuration with concentrate smelting capacity between 1,100 to 1,400 ktpa which is better suited to the asset mineralogy. This would enable us to unlock ~US$1.5 bn of total synergies from the OZL acquisition. The second phase of the expansion would increase capacity to align with potential further growth from Oak Dam and Olympic Dam.

BHP | Financial results for the half year ended 31 December 2024

Iron ore

Production	Commodity review and outlook

131 Mt 1%

HY24 129 Mt

FY25e 255 – 265.5 Mt

Average realised price (WAIO)

US$81.11/wmt 22%

HY24 US$103.7/wmt

Underlying EBITDA

US$7.2 bn 26%

HY24 US$9.7 bn

56% contribution to the Group’s Underlying EBITDA

63% Underlying EBITDA margin

Underlying ROCE (WAIO)

44%

HY24 62%

Capital and exploration expenditure (WAIO)

US$1.4 bn

HY24 US$1.0 bn

FY25e ~US$2.5 bn

Iron ore benchmark prices traded around the US$100/t level in HY25. Global seaborne iron ore demand fell in CY24, with a marginal decrease in China and developed Asia not offset by growth from developing Asia and Europe. Chinese steel production remained resilient in CY24, with solid growth from infrastructure investment, capital goods related to the energy transition and steel exports offsetting weakness in the property sector. Chinese pig iron output was less resilient than overall steel output, as scrap-based steel production recovered. As a result, seaborne supply outpaced demand with the combined annual shipments from leading producers expected to have hit record levels in CY24. This has kept Chinese port stocks at elevated levels over the past six months.

In the near term, global seaborne demand is expected to remain in a plateau phase with marginal declines from China mostly balanced by growth in developing Asia. Supply growth from major producers is anticipated to continue in the coming years. New iron ore projects in Africa and potentially some mine restarts are expected bring further supply pressures from 2026.

Our estimate of cost support continues to sit in the US$80 – US$100/t range on a 62% Fe CFR basis, formed by approximately 180 Mt of higher cost supply, mainly from Australian junior miners, Indian fines and some Chinese domestic mines. Over three-quarters of this supply has costs above US$90/t. Export volumes of price-sensitive Indian fines almost halved year-on-year over HY25. As the market turns more competitive, some additional high-cost suppliers may leave the market in the coming years.

We maintain our view that China’s steel production is likely to have plateaued around the 1 Bt level until the late 2020s. However, its pig iron production is expected to decline with more recycled scrap used in steelmaking. In the long run, seaborne iron ore trade is likely to diversify gradually as demand grows from other developing regions. Traditional supply basins might require more investments to sustain production in the face of grade decline and resource depletion.

Segment outlook

We remain the lowest cost major iron ore producer globally and are focused on maintaining our industry leading cost position at WAIO.

We plan to increase production to >305 Mtpa (100% basis) at WAIO over the medium-term, underpinned by the Port Debottlenecking Project 1 (PDP1) which was delivered in CY24 and enabled record first-half tonnes shipped from the port, as well as the Rail Technology Programme (RTP1).

We are assessing options to grow our WAIO production up to 330 Mtpa (100% basis) if market conditions warrant, including studying optimal mine and infrastructure configurations and potentially increasing ore beneficiation. We expect to complete these studies in CY25.

In Brazil, Samarco is set to double production capacity following the restart and ramp up of a second concentrator, helping to support the local community through jobs, investment and taxes.

BHP | Financial results for the half year ended 31 December 2024

Western Australia Iron Ore

Iron ore production	Unit cost[1,2]	Underlying EBITDA

128 Mt 1%	US$18.19/t 1% C1 US$17.50/t3	US$7.1 bn 26%

HY24 126 Mt	HY24 US$18.46/t	HY24 US$9.6 bn

FY25e 282 – 294 Mt (100% basis)	FY25e US$18.00 – US$19.50/t

Medium-term >305 Mtpa (100% basis)	Medium-term <US$17.50/t

1	Based on exchange rates of: HY25 AUD/USD 0.66 (realised); HY24 AUD/USD 0.65 (realised); FY25 and medium-term AUD/USD 0.66 (guidance).

2	Refer to Non-IFRS information for detailed unit cost reconciliation.

3

C1 unit costs for HY24 were US$15.98/t. WAIO C1 unit cost excludes third party royalties of US$1.54/t (HY24: US$1.99/t), net inventory movements US$(1.12)/t (HY24: US$(0.43)/t), depletion of production stripping US$0.95/t (HY24: US$0.77/t), and exploration expenses, demurrage, exchange rate gains/losses, and other income US$(0.68)/t (HY24: US$0.15/t).

Financial performance

Underlying EBITDA decreased 26% primarily driven by lower average realised prices for iron ore, which decreased 22% and had an unfavourable impact of US$2.7 bn.

This was partially offset by lower price-linked royalties and higher sales volumes, reflecting continued strong supply chain performance unlocked by PDP1 and record volumes delivered from the Central Pilbara hub (South Flank and Mining Area C).

For five years WAIO has been the lowest cost major iron ore producer globally. Despite average inflation of 3.4% across Australia, WAIO maintained its leading position1 with a C1 unit cost of US$17.50/t with the increase in costs primarily due to increased productive movement (+9%) to enhance our inventory position across the value chain. We continue to optimise inventory levels in China and conduct portside sales to access different customers with a suite of specialised products. Portside sales in HY25 were ~9 Mt (HY24: 6 Mt).

Asset outlook

Production for FY25 remains unchanged at between 282 and 294 Mt (100% basis). Following the impact of Tropical Cyclone Zelia in February 2025, production is now no longer expected to be in the upper half of the range. Unit costs are unchanged and expected to be between US$18.00 and US$19.50/t.xvi

Over the medium term we plan to grow production to >305 Mtpa (100% basis) and reduce unit costs to <US$17.50/txvi through increased volumes and improved labour productivity, such as the transition to autonomous haulage across all sites (excluding Yandi) and the improvements from the implementation of the BHP Operating System.

Delivery of our medium-term production objectives is underpinned by:

●	PDP1 – which was completed in CY24, has unlocked improved car dumper and ship loader performance;

●

RTP1 – which is a multi-year program of work, and is expected to improve communications and signalling, operational safety and reduce variability on our WAIO rail network. RTP1 tie-in activity has increased in HY25 as planned;

●

Western Ridge Crusher Project – which is on track for first production in Q1 FY27. The project is expected to deliver an average of ~25 Mtpa (100% basis) from FY28 to replace production from the depleting orebodies around Newman at a capital intensity of US$38/t. Construction of the primary crusher is progressing as planned; and

●	Mobile fleet replacement, including trucks, excavators, ancillary and auxiliary equipment as they approach end of life.

Average annual sustaining capital expenditure guidance over the medium term, excluding costs associated with operational decarbonisation and automation programs, remains unchanged at ~US$6.50/t.xvii

[1]

Based on published unit costs of major iron ore producers as reported at 30 June 2024. There may be differences in the manner that third parties calculate or report unit costs data compared to BHP, which means third-party data may not be comparable with our data.

BHP | Financial results for the half year ended 31 December 2024

Samarco

Iron ore production	Samarco settlement cash impact

2.8 Mt 9%	US$0.6 bn

HY24 2.5 Mt	FY25e1 ~US$2.8 bn (~R$17.2 bn)

FY25e 5 – 5.5 Mt	FY26e1 ~US$3.9 bn (~R$24.1 bn)

FY27e1 ~US$1.6 bn (~R$9.7 bn)

1

All Samarco settlement obligations are presented on a real, undiscounted, 100% basis and will accrue inflation at IPCA inflation rate. Payments will be made in Brazilian Reais. USD amounts are calculated using 31 December 2024 BRL/USD exchange rate of 6.19.

Performance

Samarco production increased 9% in HY25 to 2.8 Mt (5.5 Mt on a 100% basis), in line with the restart of an additional pelletising plant and the second concentrator in December, both ahead of schedule. This will increase production capacity to ~16 Mtpa of pellets (100% basis) once fully ramped up by early FY26. Production for FY25 is expected to be in the upper half of the 5 and 5.5 Mt range (10 and 11 Mt on a 100% basis).

Financials

On 25 October 2024, BHP announced an agreement between the Federal Government of Brazil, the State of Minas Gerais, the State of Espírito Santo, the public prosecutors and public defenders (Public Authorities) and Samarco, BHP Brasil and Vale (Agreement). The Agreement delivers a full and final settlement of the Framework Agreement obligations, the Federal Public Prosecution Office civil claim and other claims by the Public Authorities relating to the dam failure. Under the final settlement agreement, Samarco is the primary obligor for the settlement obligations and BHP Brasil and Vale are each secondary obligors of any obligation that Samarco cannot fund or perform in proportion to their shareholding at the time of the dam failure, which is 50% each. The Agreement was ratified by the Supreme Court of Brazil in Brasilia on 6 November 2024.

The Agreement creates separate ‘Obligation to Pay’ and ‘Obligations to Perform’ for BHP Brasil relating to the Samarco dam failure. The cash impact of the obligations in HY25 was US$637 m. The obligations are expected to be R$17.2 bn (US$2.8 bn) in FY25, R$24.1 bn (US$3.9 bn) in FY26 and R$9.7 bn (US$1.6 bn) in FY27, on a 100% basis.xviii BHP Brasil’s expected payments up to FY28 have been hedged to protect against potential FX volatility.

For further information, please see Note 9 – Significant events – Samarco dam failure for the Samarco dam failure provision.

BHP | Financial results for the half year ended 31 December 2024

Coal

Production

Steelmaking coal

8.9 Mt 21%

HY24 11.3 Mt

FY25e 16.5 – 19 Mt

Energy coal

7.4 Mt 1%

HY24 7.5 Mt

FY25e 13 – 15 Mt

Average realised price

Steelmaking coal

US$ 206.37/t 23%

HY24 US$266.43/t

Energy coal – export

US$124.42/t 1%

HY24 US$123.29/t

Underlying EBITDA

US$0.6 bn 42%

HY24 US$1.0 bn

5% contribution to the Group’s Underlying EBITDA

20% Underlying EBITDA margin

Underlying ROCE

6%

HY24 15%

Capital and exploration expenditure

US$0.3 bn

HY24 US$0.4 bn

FY25e ~US$0.6 bn

Commodity review and outlook – Steelmaking coal

Steelmaking coal prices trended lower in HY25 as global pig iron production declined, and supply in key regions recovered. Chinese domestic steelmaking coal production has ramped up quickly over the past six months resulting in higher inventories at local mines and ports in recent months. Australian steelmaking coal supply recovered modestly, along with the increases in Russian and US exports. Over the past two years, growing merchant coke exports from Indonesia and China have offered cost-effective options to ex-China blast furnace steelmakers.

In the near term, the overall steelmaking coal market is expected to face a modest surplus. New blast furnace capacity additions in India and Southeast Asia are expected to offset the anticipated slowdown in steelmaking coal imports from China and OECD countries. Chinese domestic coal supply policy remains as the key uncertainty for global steelmaking coal markets. Supply recovery from Australia is likely to continue. Some high-cost suppliers in the US might curtail supply this year. We estimate the near-term cost support for higher quality coal at the US$180-200/t range.

Over the longer term, we expect that higher quality steelmaking coals, such as those produced by our BMA assets, will be valued for their role in reducing the greenhouse gas emissions intensity of blast furnaces. This, combined with the growth by the steel industry in hard coking coal importing countries such as India, should see growing and resilient demand for decades to come. With the major seaborne supply region of Queensland not being conducive to long-life capital investment as a result of the current royalty regime, the scarcity value of higher quality steelmaking coals may also increase over time.

Segment outlook

Over the last few years, we have strategically refined our coal portfolio to focus on higher-quality steelmaking coal, positioning BMA well to meet strong long-term demand as the largest supplier of this higher quality coal in the seaborne market. Approximately 90% of BMA’s products are priced based on PLV HCC FOB Qld indices (up from 55% in 2020), reflecting the high-quality nature of our steelmaking coal portfolio.

To deliver on our medium-term targets at BMA, we are focused on stabilising raw coal inventory levels into CY26, and further optimising our operations by improving labour and fleet productivity.

In June 2022, we made the decision to retain New South Wales Energy Coal (NSWEC) in our portfolio and plan to proceed with a managed process to close the mine by the end of FY30.

BHP | Financial results for the half year ended 31 December 2024

BMA

Steelmaking coal production[1]	Unit cost[2,3]	Underlying EBITDA

8.9 Mt 21%	US$ 128.46/t 0%	US$0.4 bn 52%

HY24 11.3 Mt FY25e 33 – 38 Mt (100% basis) Medium-term 43 – 45 Mtpa (100% basis)	HY24 US$129.00/t FY25e US$112 – US$124/t Medium-term <US$110/t	HY24 US$0.8 bn

1	HY24 production includes 3.5 Mt (6.9 Mt on a 100% basis) from the Blackwater and Daunia mines which were divested on 2 April 2024.

2	Based on exchange rates of: HY25 AUD/USD 0.66 (realised); HY24 AUD/USD 0.65 (realised); FY25 and medium-term AUD/USD 0.66 (guidance).

3	Refer to Non-IFRS information for detailed unit cost reconciliation.

Financial performance

Underlying EBITDA was 52% lower predominately driven by lower average realised prices, which decreased 23% and had an unfavourable impact of US$0.7 bn, and the divestment of Blackwater and Daunia.

These were partially offset by lower price-linked royalties and strong operational performance. During HY25 we made solid progress in re-establishing our raw coal inventory levels as planned, while at the same time improving strip ratios and increasing production 14% (excluding the now divested Blackwater and Daunia mines), all of which was underpinned by our highest half-year of prime stripping in four years, reflecting our continued focus on productivity.

Queensland remains one of the highest coal royalty jurisdictions in the world following the change to the royalty regime in CY22. Combined with income taxes, this equates to an adjusted effective tax rate including royalties of ~60% (HY24: 62%).

Asset outlook

Production for FY25 remains unchanged at between 16.5 and 19 Mt (33 and 38 Mt on a 100% basis), with production now expected to be in the upper half of the range.

Unit costs guidance for FY25 remains unchanged at between US$112 and US$124/t.xvi Unit costs are expected to be lower in H2 FY25 despite ongoing inflation, as a result of higher volumes following the completion of the longwall move and maintenance activities in HY25.

Our focus on improving value chain stability will continue into CY26, rebuilding inventory to sustainable levels and normalising strip ratios, which will underpin higher production in the medium term. BMA is starting to realise the benefits from simplified operations and transport logistics, following the divestment of Blackwater and Daunia in FY24, including the shipment of all products through the Hay Point Coal Terminal. In the next five years, we expect to increase production to between 21.5 and 22.5 Mtpa (43 and 45 Mtpa on a 100% basis). At that point, we anticipate that unit costs will be <US$110/t.

Given the negative impact on investment economics resulting from the change in coal royalty rates, and the increase in sovereign risk due to the decision to raise royalties without consultation, we will not be investing in any further growth at BMA, however we will sustain and optimise our existing operations.

BHP | Financial results for the half year ended 31 December 2024

New South Wales Energy Coal

Energy coal production	Underlying EBITDA

7.4 Mt 1%	US$0.17 bn 15%

HY24 7.5 Mt FY25e 13 – 15 Mt	HY24 US$0.20 bn

Financial performance

Underlying EBITDA decreased 15% primarily reflecting inventory drawdowns to offset the impacts of reduced truck availability and unfavourable weather conditions, as well as the impact of inflation and royalty increase on the cost base.

Asset outlook

Production guidance for FY25 remains unchanged at between 13 and 15 Mt.

We still expect an outcome from the NSW Government in Q3 FY25 regarding the modification to continue mining past expiry of the existing consent at the end of FY26, to 30 June 2030. Continuation of mining will provide the time to enable us to work with key stakeholders and partners, to optimise plans for closure.

As we look ahead to FY30, we expect to optimise mine plans and to minimise capital to realise value across the period. We also plan to conduct sequential backfilling of mined areas to complement progressive rehabilitation.

BHP | Financial results for the half year ended 31 December 2024

Group & Unallocated

Western Australia Nickel

Production

28 kt 31%

HY24 40 kt

Average realised pricexix

US$16,386/t 12%

HY24 US$18,602/t

Underlying EBITDA

US$(0.3) bn 74%

HY24 US$(0.2) bn

Capital and exploration expenditure

US$0.2 bn

HY24 US$0.8 bn

FY25e ~US$0.2 bn

Potash

Capital expenditure

US$0.9 bn

HY24 US$0.5 bn

FY25e ~US$1.8 bn

Commodity review and outlook

The nickel industry remained in a surplus despite multiple curtailments across the industry in CY24, with prices moving into the cost curve due to steady growth in Indonesian supply.

These trends are expected to continue in the near-term, suggesting that the market will remain in surplus. However, new Indonesian supply could face uncertainty as the government looks to manage mine supply to preserve the value of its nickel reserves and maintain prices at a sustainable level.

Longer term, nickel is likely to be a key ingredient for high-performing batteries and will be a beneficiary of the overall electrification megatrend.

Business outlook

Western Australia Nickel (WAN) was transitioned into temporary suspension in HY25. BHP intends to review the decision to temporarily suspend WAN by February 2027.

Financial performance

Underlying EBITDA decreased to a loss of US$(0.3) bn while operations transitioned to temporary suspension and ramp down activities occurred.

Commodity review and outlook

Potash markets have been largely stable in HY25. Global demand was strong in CY24, with global shipments having returned to the previous CY20 peak level of 72 Mtpa, driven by good affordability and value chain restocking. Demand is expected to continue to grow in CY25 as farmers’ affordability remains attractive in key regions and supply grows incrementally.

In the medium-term, global potash shipments are expected to grow steadily across both traditional basins and emerging regions. Existing capacity in the Former Soviet Union (FSU) region is expected to return to normal operating rates soon, with some additional expansion projects having resumed construction. There is also potential for increased shipments from newer regions, such as Southeast Asia and Africa, in the coming years.

Longer term, we believe that potash stands to benefit from the intersection of a number of global megatrends: rising population, changing diets and the need for the more sustainable intensification of agriculture. We consider this compelling demand picture, geopolitical uncertainty and the maturity of the existing production asset base in the FSU to provide an attractive entry opportunity for a low-cost asset in a lower-risk supply jurisdiction such as Saskatchewan, Canada.

Business outlook

In FY24 we approved an investment of US$4.9 bn for Jansen Stage 2 (JS2), which when combined with Jansen Stage 1 (JS1), will increase our total planned potash production capacity to ~8.5 Mtpa representing ~10% of the estimated global market when fully ramped up.

We anticipate operating costs of ~US$0.3 bn in FY25, which include site services, overheads, and social investments. Once both stages are ramped up in the early 2030s, we expect Jansen to have operating costs at the low end of the first quartile of the cost curve.

In preparation for the transition from construction to operation, we are working with local educational institutions to support the training and recruitment of skilled trades personnel. We have built strong sales and distribution capabilities and are working with buyers across all major potash consuming regions to convert MOUs to binding sales agreements.

BHP | Financial results for the half year ended 31 December 2024

Jansen Stage 1

Progress	Production target date	Capital estimate

63%	End-CY26	US$5.7 bn

Project update

JS1 is 63% complete and remains on track for first production by the end of CY26 with a two year ramp up period. The continuous drum miner was recently commissioned, to create a horizontal tunnel linking our two main shafts, and we have completed all engineering works to support the remaining construction activities. In the remainder of FY25, we expect to complete work on the ventilation system in both the production and service shafts, and complete the installation of the steel tower in the service shaft. In FY25, we estimate capex of US$1.4 bn for JS1 (FY24: US$0.9 bn).

Jansen Stage 2

Progress	Production target date	Capital estimate

6%	FY29	US$4.9 bn

Project update

JS2 is 6% complete, with first production expected in FY29, followed by a three year ramp up period. We continued to progress detailed engineering for the shaft, mine and non-process infrastructure areas, and recently completed the expansion of the foundation works for the raw ore storage. For the remainder of FY25, we will continue to progress critical path engineering, and we intend to award contracts for construction-related activities. In FY25, we estimate capex of US$0.4 bn for JS2 (FY24: US$0.2 bn).

BHP | Financial results for the half year ended 31 December 2024

Minerals exploration and early-stage entry

Exploration expenditure US$199 m HY24 US$199 m

Our tier 1 assets continue to demonstrate significant resource potential and brownfield exploration opportunities. We are undertaking exploration drilling at Copper South Australia.

In January 2025, we completed the formation of Vicuña, a 50/50 joint venture with Lundin Mining. BHP’s total cash payment for the transaction was US$2.0 bn.

Vicuña is a long-term strategic alliance between BHP and Lundin Mining to develop the combined FDS and Josemaria projects through an integrated project plan. The proximity of FDS and Josemaria allows for greater economies of scale and increased optionality for staged expansions, as well as the incorporation of future exploration as the development matures.

Vicuña expects to spend US$312 m (100% basis) in CY25, with activities focused on project studies and mine planning, exploration drilling and access road construction.

Drilling is currently underway at FDS and Cumbre Verde and will continue throughout the year. The drill program at FDS will focus on resource growth with multiple step-out targets in all directions from zones of known mineralization, including both the Bonita and Aurora Zones along with infill drilling to support an initial sulphide mineral resource estimate. Drilling at Cumbre Verde will follow up on the initial results from last year and target the same mineralized system and structures discovered to the north of the project.

The advancement of Vicuña aims to line up with the application window of the Incentive Regime for Large Investments (“RIGI”) in Argentina. The incentive regime provides a clear fiscal stability framework for the overall operation during the initial construction period and future phased expansions.

We also continued to progress greenfield exploration activities in Australia, Canada, Chile, Peru, Serbia, Sweden and the United States.

The 2025 cohort of BHP’s Xplor program has been announced, with eight applicants selected for the program. The geographically diverse participants have a strong focus on copper, and were chosen based on the high quality of their exploration programs, strong leadership, and innovative approaches to leveraging leading-edge technologies and data.

BHP | Financial results for the half year ended 31 December 2024

Appendix 1

Financial Report for the half year ended 31 December 2024

Financial performance summary1

A summary of performance for HY25 and HY24 is presented below.

Key group metrics

Half year ended 31 December	HY25 US$M	HY24 US$M	Change %

Revenue	25,176	27,232	(8%)

Profit from operations	9,126	4,803	90%

Attributable profit	4,416	927	376%

Basic earnings per share (cents)	87.1	18.3	376%

Interim dividend per share (cents)	50	72	(31%)

Net operating cash flow	8,317	8,884	(6%)

Capital and exploration expenditure	5,205	4,744	10%

Net debt	11,793	12,648	(7%)

Underlying EBITDA	12,362	13,875	(11%)

Underlying attributable profit	5,082	6,569	(23%)

Underlying basic earnings per ordinary share (cents)	100.2	129.6	(23%)

Key asset metrics

Half year ended 31 December 2024 US$M	Revenue	[2]	Underlying EBITDA	[3]	Underlying EBIT	[3]	Exceptional items	[4]	Net operating assets	[3]	Capital expenditure	Exploration gross	Exploration to profit

Copper

Escondida	5,828		3,468		2,984				13,102		1,168

Pampa Norte[5]	1,254		545		260				4,860		338

Antamina[6]	841		532		412				1,529		246

Copper South Australia[7]	2,083		742		407				16,804		598

Other[6]	70		(75)		(99)				482		64

Total Copper from Group production	10,076		5,212		3,964		–		36,777		2,414

Third-party products	1,030		69		69		–		–		–

Total Copper	11,106		5,281		4,033		–		36,777		2,414	77	77

Adjustment for equity accounted investments[6]	(841)		(270)		(150)		–		–		(246)	(1)	(1)

Total Copper statutory result	10,265		5,011		3,883		–		36,777		2,168	76	76

Iron Ore

Western Australia Iron Ore	11,430		7,140		6,161				21,531		1,369

Samarco[8]	–		–		–				(6,259)		–

Other	64		45		33				(168)		7

Total Iron Ore from Group production	11,494		7,185		6,194		(162)		15,104		1,376

Third-party products	14		2		2		–		–		–

Total Iron Ore	11,508		7,187		6,196		(162)		15,104		1,376	58	38

Adjustment for equity accounted investments	–		–		–		–		–		–	–	–

Total Iron Ore statutory result	11,508		7,187		6,196		(162)		15,104		1,376	58	38

Coal

BHP Mitsubishi Alliance	1,853		391		167				6,791		214

New South Wales Energy Coal[10]	1,027		213		163				(145)		61

Other	–		10		(6)				21		6

Total Coal from Group production	2,880		614		324		–		6,667		281

Third-party products	–		–		–		–		–		–

Total Coal	2,880		614		324		–		6,667		281	7	2

Adjustment for equity accounted investments[10]	(74)		(47)		(35)		–		–		–	–	–

Total Coal statutory result	2,806		567		289		–		6,667		281	7	2

Group and unallocated items

Potash	–		(133)		(134)				7,475		940	–	–

Western Australia Nickel[11]	592		(303)		(303)				(75)		176	17	17

Other[12]	5		33		(251)				(1,805)		65	41	41

Total Group and unallocated items	597		(403)		(688)		(392)		5,595		1,181	58	58

Inter-segment adjustment	–		–		–		–		–		–	–	–

Total Group	25,176		12,362		9,680		(554)		64,143		5,006	199	174

BHP | Financial results for the half year ended 31 December 2024

Half year ended 31 December 2023 US$M	Revenue	[2]	Underlying EBITDA	[3]	Underlying EBIT	[3]	Exceptional items	[4]	Net operating assets	[3]	Capital expenditure	Exploration gross	Exploration to profit

Copper

Escondida	4,427		2,347		1,897				12,737		853

Pampa Norte[5]	1,133		408		199				4,740		392

Antamina[6]	730		469		364				1,454		258

Copper South Australia[7]	1,853		591		232				16,061		581

Other[6]	22		(107)		(141)				322		68

Total Copper from Group production	8,165		3,708		2,551		–		35,314		2,152

Third-party products	1,223		28		28		–		–		–

Total Copper	9,388		3,736		2,579		–		35,314		2,152	89	89

Adjustment for equity accounted investments[6]	(730)		(263)		(141)		–		–		(258)	(1)	(1)

Total Copper statutory result	8,658		3,473		2,438		–		35,314		1,894	88	88

Iron Ore

Western Australia Iron Ore	13,991		9,646		8,679				20,937		927

Samarco[8]	–		–		–				(6,272)		–

Other	59		21		9				(127)		–

Total Iron Ore from Group production	14,050		9,667		8,688		(2,899)		14,538		927

Third-party products	12		(1)		(1)		–		–		–

Total Iron Ore	14,062		9,666		8,687		(2,899)		14,538		927	44	22

Adjustment for equity accounted investments	–		–		–		–		–		–	–	–

Total Iron Ore statutory result	14,062		9,666		8,687		(2,899)		14,538		927	44	22

Coal

BHP Mitsubishi Alliance[9]	2,882		810		529				6,863		303

New South Wales Energy Coal[10]	980		257		216				(144)		43

Other	–		(31)		(44)				(27)		6

Total Coal from Group production	3,862		1,036		701		–		6,692		352

Third-party products	–		–		–		–		–		–

Total Coal	3,862		1,036		701		–		6,692		352	7	2

Adjustment for equity accounted investments[10]	(76)		(61)		(49)		–		–		–	–	–

Total Coal statutory result	3,786		975		652		–		6,692		352	7	2

Group and unallocated items

Potash	–		(129)		(130)				5,247		533	1	1

Western Australia Nickel[11]	725		(174)		(240)				(311)		780	27	25

Other[12]	1		64		(174)				(666)		59	32	32

Total Group and unallocated items	726		(239)		(544)		(3,531)		4,270		1,372	60	58

Inter-segment adjustment	–		–		–		–		–		–	–	–

Total Group	27,232		13,875		11,233		(6,430)		60,814		4,545	199	170

1

Group profit before taxation comprised Underlying EBITDA, exceptional items, depreciation, amortisation and net impairments of US$3,236 m (HY24: US$9,072 m) and net finance costs of US$457 m (HY24: US$821 m).

2	Total revenue from thermal coal sales, including BMA and NSWEC, was US$955 m (HY24: US$980 m).

3	For more information on the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer to Non-IFRS information.

4	Excludes exceptional items relating to Net finance costs US$208 m and Income tax benefit US$96 m (HY24: Net finance costs US$190 m and Income tax benefit US$978 m).

5	Includes Spence and Cerro Colorado. Cerro Colorado entered temporary care and maintenance in December 2023.

6

Antamina, SolGold and Resolution (the latter two included in Other) are equity accounted investments and their financial information presented above with the exception of net operating assets reflects BHP Group’s share. Group and Copper level information is reported on a statutory basis which reflects the application of the equity accounting method in preparing the Group financial statements – in accordance with IFRS. Underlying EBITDA of the Group and the Copper segment, includes D&A, net finance costs and taxation expense of US$270 m (HY24: US$263 m) related to equity accounted investments.

7	Includes Olympic Dam, Prominent Hill and Carrapateena.

8

Samarco is an equity accounted investment and its financial information presented above, with the exception of net operating assets, reflects BHP Billiton Brasil Ltda’s share. All financial impacts following the Samarco dam failure have been reported as exceptional items in both reporting periods.

9

On 2 April 2024 BHP and Mitsubishi Development Pty Ltd (MDP) completed the divestment of the Blackwater and Daunia mines (which were part of the BHP Mitsubishi Alliance (BMA) to Whitehaven Coal). The Group’s share of Revenue, Underlying EBITDA, D&A, Underlying EBIT and Capital expenditure is included within ‘BHP Mitsubishi Alliance’ in comparative periods. Blackwater and Daunia assets and liabilities were classified as ‘Held For Sale’ at 31 December 2023 and were therefore excluded from Net Operating Assets at 31 December 2023.

10

Includes NCIG which is an equity accounted investment and its financial information presented above, with the exception of net operating assets, reflects BHP Group’s share. Total Coal statutory result excludes contribution related to NCIG until future profits exceed accumulated losses.

11	Western Australia Nickel is comprised of the Nickel West operations and the West Musgrave project, both of which transitioned into temporary suspension in the period ending December 2024.

12

Other includes functions, other unallocated operations including legacy assets and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations. Exploration and technology activities are recognised within relevant segments.

BHP | Financial results for the half year ended 31 December 2024

Underlying EBITDA waterfall

In discussing the underlying financial performance of our business, we refer to non-IFRS financial information measures that we refer to as underlying attributable profit, underlying EBIT and underlying EBITDA.

For further information on the reconciliations of certain non-IFRS financial information measures to our statutory measures, reasons for usefulness and calculation methodology, please refer to Non-IFRS information.

The following table and commentary describes the impact of the principal factorsiii that affected Underlying EBITDA for HY25 compared with HY24:

US$M	Total Group	Copper	Iron ore	Coal	Group and unallocated

Half year ended 31 December 2023	13,875	3,473	9,666	975	(239)

Net price impact	(1,935)	937	(2,477)	(395)	–

Change in sales prices	(2,430)	997	(2,746)	(681)	–

Price linked costs	495	(60)	269	286	–

		Escondida: New royalty regime introduced in January 2024.	WAIO: Lower royalties in line with lower prices.	BMA: Lower royalties in line with lower prices.

Changes in volumes	1,109	749	71	289	–

Escondida: Higher volumes due to higher concentrator feed grade of 1.03% (HY24: 0.81%), and higher recoveries as mining progressed into areas of higher grade ore as planned. This was partially offset by planned lower cathode production as the integration of the Full SaL project continued.

Spence: Higher volumes due to timing of shipments.

Copper SA: Lower volumes due to weather-related power outage at OD, partially offset by inventory drawdown.

			WAIO: Increased capacity unlocked by the Port Debottlenecking Project (PDP1), higher volumes delivered from the Central Pilbara hub (South Flank and Mining Area C) following the completion of the ramp up of South Flank in HY24, partially offset by the planned increase in tie-in activity of the Rail Technology Programme 1 (RTP1) and wet weather in December 24.	BMA: Improved strip ratios and increased prime stripping as a result of an uplift in truck productivity, partially offset by slower production rates at Broadmeadow following the longwall move due to geotechnical characteristics as well as the planned increase in raw coal inventory to improve the stability of the value chain.

Change in controllable cash costs	(590)	(291)	(53)	(129)	(117)

Operating cash costs	(580)	(284)	(45)	(129)	(122)

		Escondida: Primarily one-off labour related costs, combined with higher operational and maintenance contractor costs to support higher material moved. Copper SA: Finished goods inventory drawdown.	WAIO: Additional planned shutdown activity, partially offset by favourable inventory movements.	BMA: Increased stripping enabled by improved truck productivity. NSWEC: Inventory drawdowns to offset the impacts of reduced truck availability and unfavourable weather conditions.	G&U: Higher costs associated with studies & various improvement projects.

Exploration and business development	(10)	(7)	(8)	–	5

Change in other costs	178	88	70	29	(9)

Exchange rates	380	142	153	69	16

Inflation on costs	(335)	(174)	(74)	(62)	(25)

		Inflation rate of 3.4% for Australia and 4.3% for Chile

Fuel, energy, and consumable price movements	67	30	15	22	–

		Escondida, Spence and Copper SA: Primarily due to lower diesel prices, partially offset by higher electricity prices.	WAIO: Primarily due to lower diesel prices.	BMA & NSWEC: Primarily due to lower diesel prices.

Non-Cash	66	90	(24)	–	–

		Escondida: Higher stripping capitalisation reflecting phase of mine plan.

Change in other	(275)	55	(90)	(202)	(38)

Asset sales	(17)	–	1	17	(35)

Ceased and sold operations	(353)	(1)	–	(226)	(126)

				BMA: Contribution of Blackwater and Daunia before sale in April 2024.	WAN: Operations transitioned into temporary suspension in December 2024 as planned.

Other	95	56	(91)	7	123

		Antamina: Higher profit driven by higher copper prices.	WAIO: Higher freight and distribution costs due to higher freight rate.		G&U: Higher recovery of freight costs caused by movements in the freight index on continuous voyage charter (CVC) voyages.

Half year ended 31 December 2024	12,362	5,011	7,187	567	(403)

BHP | Financial results for the half year ended 31 December 2024

Exchange rates

The following exchange rates relative to the US dollar have been applied in the financial information:

	Average HY25	Average HY24	As at 31 December 2024	As at 31 December 2023	As at 30 June 2024
Australian dollar[1]	0.66	0.65	0.62	0.68	0.67
Chilean peso	947	874	996	877	944

1	Displayed as US$ to A$1 based on common convention.

Capital and exploration expenditure

Historical capital and exploration expenditure and guidance are summarised below:

	FY25e US$M	HY25 US$M	HY24 US$M	FY24 US$M
Maintenance and decarbonisation[1]	3.0	1,357	1,350	2,956
Development - Minerals	6.5	3,649	3,195	5,860
Capital expenditure (purchases of property, plant and equipment)	9.5	5,006	4,545	8,816
Add: exploration expenditure	0.5	199	199	457
Capital and exploration expenditure	~10.0	5,205	4,744	9,273

1

Maintenance capital includes non-discretionary spend for the following purposes: deferred development and production stripping; risk reduction; compliance and asset integrity. Includes capitalised deferred stripping of US$517 m for HY25 (HY24: US$441 m) and US$1.1 bn estimated for FY25.

Major Projects

Commodity	Project and ownership	Project scope / capacity	Capital expenditure US$M	First production target date	Progress
Potash	Jansen Stage 1 (Canada) 100%	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.15 Mtpa.	5,723	End-CY26	Project is 63% complete
Potash	Jansen Stage 2 (Canada) 100%	Development of additional mining districts, completion of the second shaft hoist infrastructure, expansion of processing facilities and addition of rail cars to facilitate production of an incremental 4.36 Mtpa.	4,859	FY29	Project is 6% complete

Production and unit cost guidance

Historical production and production guidance are summarised below:

Production	Medium-term guidance		FY25 guidance			HY25	HY24	HY25 vs HY24
Copper (kt)			1,845 – 2,045			987.0	894.4	10%

Escondida (kt)	900 – 1,000	[1]	1,180 – 1,300	Unchanged		644.0	527.9	22%

Pampa Norte (kt)[2]	~250		240 – 270	Unchanged		126.3	138.1	(9%)

Copper South Australia (kt)			300 – 325	Lowered		144.6	153.7	(6%)

Antamina (kt)			115 – 135	Unchanged		66.8	71.7	(7%)

Carajás (kt)			–	–		5.3	3.0	77%

Iron ore (Mt)			255 – 265.5			130.9	129.0	1%

WAIO (Mt)			250 – 260	Original	[3]	128.1	126.5	1%

WAIO (100% basis) (Mt)	>305		282 – 294	Original	[3]	144.7	142.1	2%

Samarco (Mt)			5 – 5.5	Upper half		2.8	2.5	9%

Steelmaking coal – BMA (Mt)	21.5 – 22.5		16.5 – 19			8.9	11.3	(21%)

BMA (100% basis) (Mt)	43 – 45		33 – 38	Upper half		17.9	22.6	(21%)

Energy coal – NSWEC (Mt)			13 – 15	Upper half		7.4	7.5	(1%)

Nickel – Western Australia Nickel (kt)			–	–		27.6	39.8	(31%)

1	Medium term refers to FY27 onwards. Production for FY25 and FY26 is expected to average between 1,200 and 1,300 ktpa.

2

HY24 includes 11 kt from Cerro Colorado which entered temporary care and maintenance in December 2023. Excluding these volumes, HY25 production decreased 1%. HY25 production and FY25 production guidance is for Spence only. Medium-term guidance refers to an average of 250 ktpa over five years on the basis that remediation of the previously identified TSF anomalies does not impact operations.

3

In the Q2 FY25 Operational Review, WAIO production for FY25 was expected to be in the ‘upper half’ of the range. Following the impact of Tropical Cyclone Zelia in February 2025, production is now no longer expected to be in the upper half of the range.

BHP | Financial results for the half year ended 31 December 2024

Historical costs and cost guidance for our major assets are summarised below:

			HY25 at
Unit cost[1]	Medium-term guidance[2]	FY25 guidance[2]	guidance exchange rates[2]	realised exchange rates[3]	HY24	HY25 vs HY24

Escondida unit cost (US$/lb)[4]	1.50 – 1.80	1.30 – 1.60	1.43	1.33	1.51	-12%

Spence unit cost (US$/lb)	2.05 – 2.35	2.00 – 2.30	2.15	2.01	1.98	1%

Copper SA unit cost (US$/lb) [5]		1.30 – 1.80	1.99	1.57	1.65	-5%

WAIO unit cost (US$/t)[6]	<17.50	18.00 – 19.50	18.92	18.19	18.46	-1%

BMA unit cost (US$/t)	<110	112 – 124	131.24	128.46	129.00	0%

1	Refer to Non-IFRS information for detailed unit cost reconciliations and definitions.

2	FY25 and medium-term unit cost guidance are based on exchange rates of AUD/USD 0.66 and USD/CLP 842.

3	Based on exchange rates of: HY25 AUD/USD 0.66 and USD/CLP 947 (realised); HY24 AUD/USD 0.65 and USD/CLP 874 (realised).

4	Escondida unit costs for FY24 onwards exclude revenue-based government royalties. Medium-term refers to FY27 onwards.

5	FY25 unit cost guidance is based on prices for by-products of gold US$2,000/oz and uranium US$80/lb.

6	The breakdown of C1 unit costs, excluding third party royalties, are detailed on page 12.

BHP | Financial results for the half year ended 31 December 2024

Health, safety and social value1

Key safety indicators

	Target/Goal	HY25	FY24	HY24

Fatalities	Zero work-related fatalities	0	1	0

High-potential injury (HPI) frequency[2]	Year-on-year improvement in HPI frequency	0.06	0.11	0.09

Total recordable injury frequency (TRIF)[2]	Year-on-year improvement in TRIF	4.3	4.8	4.6

1 Data includes former OZL (except Brazil), and Blackwater and Daunia mines until 2 April 2024, except where specified otherwise.

2 Combined employee and contractor frequency per 1 million hours worked. FY24 data restatements for HPIF and TRIFR restated due to ongoing verification activities resulting in updated recordable injury and exposure hour data.

BHP | Financial results for the half year ended 31 December 2024

Notes

The Financial Report for the half year ended 31 December 2024 has been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2024 financial statements contained within the Annual Report of the Group. This news release including the Financial Report is unaudited. Variance analysis relates to the relative financial and/or production performance of BHP and/or its operations during the December 2024 half year compared with the December 2023 half year, unless otherwise noted.

Reliance on third party information

The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP.

No financial or investment advice – South Africa

BHP does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice.

BHP | Financial results for the half year ended 31 December 2024

The following footnotes apply to this Results Announcement:

[i]

Copper equivalent production for major commodities including copper, iron ore and coal, excluding the now divested Blackwater and Daunia mines and WAN which has entered temporary suspension. Calculated based on FY24 average realised prices.

ii	Data includes former OZL (except Brazil)

iii

We use various non-IFRS financial information to reflect our underlying performance. For further information on the reconciliations of certain non-IFRS financial information measures to our statutory measures, reasons for usefulness and calculation methodology, please refer to non-IFRS financial information.

iv	Production increased 14%, excluding production from the now divested Blackwater and Daunia mines.

[v]	Calculated on a copper equivalent production weighted average basis, based on FY24 average realised prices.

vi	On a total operations basis. Twenty-year average includes all half-year reporting periods from H2 FY05 to H1 FY25 (inclusive).

vii	Maintenance capital includes non-discretionary spend for the following purposes: deferred development and production stripping; risk reduction; compliance and asset integrity.

viii	Subject to movements in exchange rates.

ix	With respect to Group capital and exploration expenditure, medium term refers to the average for FY27-FY29.

[x]	Calculated using Net Debt as at 31 December 2024 and EBITDA for the last twelve months (CY24).

xi

Credit ratings are forward-looking opinions on credit risk. Moody’s and Fitch’s credit ratings express the opinion of each agency on the ability and willingness of BHP to meet its financial obligations in full and on time. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by an assigning rating agency. Any credit rating should be evaluated independently of any other information.

xii	10% increase in copper production from H1 FY24 (894 kt) to H1 FY25 (987 kt). 19% increase in copper production from FY22 (1,574 kt) to FY24 (1,865 kt).

xiii

The pathway to increase potential production at Copper South Australia is subject to the development of an integrated asset plan, regulatory approvals, market capacity and, in certain cases, the development of exploration assets, which factors are uncertain. The pathway represents our current aspiration for Copper South Australia, and is not intended to be a projection, forecast or production target. Copper equivalent production includes potential increases in production rates and contribution from by-products, as well as potential impacts from our exploration program. Copper equivalent production is calculated using 2024 long term (real) consensus prices as at June 2024 of US$4.50/lb for copper, US$1,819/oz for gold, US$23/oz for silver and US$64/lb for uranium.

xiv	Based on CY24 production.

xv

Represents our current aspiration for BHP group attributable copper production, and not intended to be a projection, forecast or production target. Includes potential increases in production rates, as well as potential from non-operated joint ventures as well as exploration programs. The pathway is subject to the completion of technical studies to support Mineral Resource and Ore Reserves estimates, capital allocation, regulatory approvals, market capacity, and, in certain cases, the development of exploration assets, in which factors are uncertain.

xvi	FY25 and medium-term unit cost guidance is based on an exchange rate of AUD/USD 0.66.

xvii	Subject to movements in exchange rates; +/- 50% in any given year.

xviii

All financial obligations are presented on a real, undiscounted, 100% basis and will accrue inflation at IPCA inflation rate. Payments will be made in Brazilian Reais. USD amounts are calculated using 31 December 2024 BRL/USD exchange rate of 6.19.

xix	Relates to refined nickel metal only. Excludes intermediate products and nickel sulphate.

BHP

Financial Report

Half year ended

31 December 2024

BHP Financial Report Half year ended 31 December 2024

BHP | Financial results for the half year ended 31 December 2024

BHP | Financial results for the half year ended 31 December 2024

Consolidated Income Statement for the half year ended 31 December 2024

	Notes	Half year ended 31 Dec 2024 US$M	Half year ended 31 Dec 2023 US$M	Year ended 30 June 2024 US$M

Revenue		25,176	27,232	55,658

Other income		222	261	1,285

Expenses excluding net finance costs		(16,367)	(19,982)	(36,750)

Profit/(loss) from equity accounted investments, related impairments and expenses	3	95	(2,708)	(2,656)
Profit from operations		9,126	4,803	17,537

Financial expenses		(779)	(1,164)	(2,198)

Financial income		322	343	709
Net finance costs	4	(457)	(821)	(1,489)
Profit before taxation		8,669	3,982	16,048

Income tax expense		(2,904)	(2,215)	(6,015)
Royalty-related taxation (net of income tax benefit)		(480)	(61)	(432)
Total taxation expense	5	(3,384)	(2,276)	(6,447)
Profit after taxation		5,285	1,706	9,601
Attributable to non-controlling interests		869	779	1,704
Attributable to BHP shareholders		4,416	927	7,897

Basic earnings per ordinary share (cents)	6	87.1	18.3	155.8
Diluted earnings per ordinary share (cents)	6	86.9	18.3	155.5

The accompanying notes form part of this half year Financial Report.

Consolidated Statement of Comprehensive Income for the half year ended 31 December 2024

	Half year ended 31 Dec 2024 US$M	Half year ended 31 Dec 2023 US$M	Year ended 30 June 2024 US$M

Profit after taxation	5,285	1,706	9,601

Other comprehensive income

Items that may be reclassified subsequently to the income statement:

Hedges:

(Losses)/gains taken to equity	(88)	114	(33)

Losses/(gains) transferred to the income statement	33	(92)	49

Tax recognised within other comprehensive income	16	(7)	(5)
Total items that may be reclassified subsequently to the income statement	(39)	15	11

Items that will not be reclassified to the income statement:

Re-measurement (losses)/gains on pension and medical schemes	(6)	2	41

Equity investments held at fair value	17	(47)	(30)

Tax recognised within other comprehensive income	1	–	(13)
Total items that will not be reclassified to the income statement	12	(45)	(2)
Total other comprehensive (loss)/income	(27)	(30)	9
Total comprehensive income	5,258	1,676	9,610
Attributable to non-controlling interests	869	779	1,708
Attributable to BHP shareholders	4,389	897	7,902

The accompanying notes form part of this half year Financial Report.

BHP | Financial results for the half year ended 31 December 2024

Consolidated Balance Sheet as at 31 December 2024

	31 Dec 2024 US$M	30 June 2024 US$M

ASSETS

Current assets

Cash and cash equivalents	9,560	12,501

Trade and other receivables	4,308	5,169

Other financial assets	533	381

Inventories	5,533	5,828

Current tax assets	728	314

Other	193	145
Total current assets	20,855	24,338

Non-current assets

Trade and other receivables	155	170

Other financial assets	1,230	1,229

Inventories	1,309	1,211

Property, plant and equipment	73,112	71,629

Intangible assets	1,761	1,718

Investments accounted for using the equity method	1,686	1,662

Deferred tax assets	61	67

Other	553	338
Total non-current assets	79,867	78,024
Total assets	100,722	102,362

LIABILITIES

Current liabilities

Trade and other payables	6,032	6,719

Interest bearing liabilities	491	2,084

Other financial liabilities	325	512

Current tax payable	1,048	884

Provisions	4,351	4,007

Deferred income	50	90
Total current liabilities	12,297	14,296

Non-current liabilities

Trade and other payables	33	45

Interest bearing liabilities	19,704	18,634

Other financial liabilities	1,971	1,759

Non-current tax payable	3	40

Deferred tax liabilities	3,537	3,332

Provisions	13,532	15,088

Deferred income	48	48
Total non-current liabilities	38,828	38,946
Total liabilities	51,125	53,242
Net assets	49,597	49,120

EQUITY

Share capital	4,964	4,899

Treasury shares	(25)	(36)

Reserves	(35)	(15)

Retained earnings	40,612	39,963

Total equity attributable to BHP shareholders	45,516	44,811

Non-controlling interests	4,081	4,309
Total equity	49,597	49,120

The accompanying notes form part of this half year Financial Report.

BHP | Financial results for the half year ended 31 December 2024

Consolidated Cash Flow Statement for the half year ended 31 December 2024

	Half year ended 31 Dec 2024 US$M	Half year ended 31 Dec 2023 US$M	Year ended 30 June 2024 US$M

Operating activities

Profit before taxation	8,669	3,982	16,048

Adjustments for:

Depreciation and amortisation expense	2,648	2,629	5,295

Net (reversal of impairment)/impairment of property, plant and equipment, financial assets and intangibles	(56)	3,513	3,890

Net finance costs	457	821	1,489

(Profit)/loss from equity accounted investments, related impairments and expenses	(95)	2,708	2,656

Other	325	290	(243)

Changes in assets and liabilities:

Trade and other receivables	576	(763)	(290)

Inventories	197	(255)	(530)

Trade and other payables	(214)	(33)	(27)

Provisions and other assets and liabilities	(733)	(519)	(469)

Cash generated from operations	11,774	12,373	27,819

Dividends received	233	199	397

Interest received	265	352	724

Interest paid	(779)	(800)	(1,680)

Proceeds from cash management related instruments	261	311	361

Net income tax and royalty-related taxation refunded	95	175	547

Net income tax and royalty-related taxation paid	(3,532)	(3,726)	(7,503)
Net operating cash flows	8,317	8,884	20,665

Investing activities

Purchases of property, plant and equipment	(5,006)	(4,545)	(8,816)

Exploration and evaluation expenditure	(199)	(199)	(457)

Exploration and evaluation expenditure expensed and included in operating cash flows	174	170	399

Net investment and funding of equity accounted investments	(679)	(474)	(701)

Proceeds from sale of assets	55	59	149

Proceeds from sale of subsidiaries, operations and joint operations, net of their cash	285	55	1,072

Other investing	(299)	(145)	(408)
Net investing cash flows	(5,669)	(5,079)	(8,762)

Financing activities

Proceeds from interest bearing liabilities	1,150	4,991	5,091

Settlements of debt related instruments	(147)	–	(321)

Repayment of interest bearing liabilities	(1,311)	(6,315)	(7,327)

Distributions to non-controlling interests	–	–	(13)

Dividends paid	(3,865)	(4,045)	(7,675)

Dividends paid to non-controlling interests	(1,097)	(614)	(1,424)
Net financing cash flows	(5,270)	(5,983)	(11,669)

Net (decrease)/increase in cash and cash equivalents	(2,622)	(2,178)	234

Cash and cash equivalents, net of overdrafts, at the beginning of the period	12,498	12,423	12,423

Foreign currency exchange rate changes on cash and cash equivalents	(317)	74	(159)
Cash and cash equivalents, net of overdrafts, at the end of the period	9,559	10,319	12,498

The accompanying notes form part of this half year Financial Report.

BHP | Financial results for the half year ended 31 December 2024

Consolidated Statement of Changes in Equity for the half year ended 31 December 2024

	Attributable to BHP shareholders
US$M	Share capital	Treasury shares	Reserves	Retained earnings	Total equity attributable to BHP shareholders	Non- controlling interests	Total equity
Balance as at 1 July 2024	4,899	(36)	(15)	39,963	44,811	4,309	49,120

Total comprehensive income	–	–	(22)	4,411	4,389	869	5,258

Transactions with owners:

Shares issued[1]	65	(65)	–	–	–	–	–

Employee share awards exercised net of employee contributions net of tax	–	76	(63)	(13)	–	–	–

Accrued employee entitlement for unexercised awards net of tax	–	–	65	–	65	–	65

Dividends	–	–	–	(3,749)	(3,749)	(1,097)	(4,846)
Balance as at 31 December 2024	4,964	(25)	(35)	40,612	45,516	4,081	49,597

Balance as at 1 July 2023	4,737	(41)	13	39,787	44,496	4,034	48,530

Total comprehensive income	–	–	(32)	929	897	779	1,676

Transactions with owners:

Shares issued[1]	82	(82)	–	–	–	–	–

Employee share awards exercised net of employee contributions net of tax	–	90	(71)	(19)	–	–	–

Accrued employee entitlement for unexercised awards net of tax	–	–	64	–	64	–	64

Dividends	–	–	–	(4,065)	(4,065)	(614)	(4,679)
Balance as at 31 December 2023	4,819	(33)	(26)	36,632	41,392	4,199	45,591

1

During the period, BHP Group Limited issued 2,370,371 fully paid ordinary shares to the BHP Group Limited Employee Equity Trust and to Solium Nominees (Australia) Pty Ltd at A$40.84 per share (31 December 2023: 2,919,231 fully paid ordinary shares at A$43.52 per share), to satisfy the vesting of employee share awards and related dividend equivalent entitlements under those employee share plans.

The accompanying notes form part of this half year Financial Report.

BHP | Financial results for the half year ended 31 December 2024

Notes to the Financial Statements

1.	Basis of preparation

This general purpose Financial Report for the half year ended 31 December 2024 is unaudited and has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and AASB 134 ‘Interim Financial Reporting’ as issued by the Australian Accounting Standards Board (AASB) and the Australian Corporations Act 2001 as applicable to interim financial reporting. The general purpose Financial Report for the half year ended 31 December 2024 does not include all of the notes of the type normally included in an annual report. Accordingly, this report should be read in conjunction with the annual consolidated Financial Statements for the year ended 30 June 2024 and any public announcements made by the Group in accordance with the continuous disclosure obligations of the ASX Listing Rules.

Segment Reporting disclosures from IAS 34/AASB 134 ‘Interim Financial Reporting’ have been disclosed within the Financial performance summary on pages 21 and 22 outside of this Financial Report.

The half year Financial Statements have been prepared on a basis of accounting policies and methods of computation consistent with those applied in the 30 June 2024 annual consolidated Financial Statements contained within the Annual Report of the Group, with the exception of new accounting standards that became effective for the Group from 1 July 2024. The adoption of these new accounting standards has not had a significant impact on the Group. A number of accounting standards and interpretations have been issued and will be applicable in future periods. These standards have not been applied in the preparation of these half year Financial Statements.

All amounts are expressed in US dollars unless otherwise stated. The Group’s presentation currency and the functional currency of the majority of its operations is US dollars as this is the principal currency of the economic environment in which it operates. Amounts in this Financial Report have, unless otherwise indicated, been rounded to the nearest million dollars.

The Directors have assessed the Group’s ability to continue as a going concern for the 12 months from the date of this report and consider it appropriate to adopt the going concern basis of accounting in preparing the half year Financial Statements.

2.	Exceptional items

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Financial Statements. Such items included within the Group’s profit for the half year are detailed below.

Half year ended 31 December 2024	Gross US$M	Tax US$M	Net US$M

Exceptional items by category

Samarco dam failure	(442)	–	(442)

Western Australia Nickel (WAN) temporary suspension	(320)	96	(224)
Total	(762)	96	(666)
Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	(762)	96	(666)

Samarco Mineração SA (Samarco) dam failure

The loss of US$442 million (after tax) relates to the Samarco dam failure, which occurred in November 2015, and comprises the following:

Half year ended 31 December 2024	US$M

Expenses excluding net finance costs:

Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(114)

Profit/(loss) from equity accounted investments, related impairments and expenses:

Samarco dam failure provision	194

Fair value change on forward exchange derivatives	(314)

Net finance costs	(208)

Income tax expense	–
Total[1]	(442)

1	Refer to note 9 ‘Significant events – Samarco dam failure’ for further information.

BHP | Financial results for the half year ended 31 December 2024

Western Australia Nickel (WAN) temporary suspension

The Nickel West operations and the West Musgrave project at Western Australia Nickel were transitioned into temporary suspension during the period in line with the announcement on 11 July 2024.

The Group recognised costs of US$224 million (after tax) associated with the transition of operations to temporary suspension. Pre-tax costs of US$320 million included US$410 million related to employee redundancies, contract termination costs and inventory adjustments, offset by US$90 million impairment reversals of certain non-current assets from Nickel West operations to be redeployed to other operations within the Group.

The exceptional items relating to the half year ended 31 December 2023 and the year ended 30 June 2024 are detailed below.

Half year ended 31 December 2023	Gross US$M	Tax US$M	Net US$M

Exceptional items by category

Samarco dam failure	(3,120)	(53)	(3,173)

Impairment of Western Australia Nickel assets	(3,500)	1,031	(2,469)
Total	(6,620)	978	(5,642)

Attributable to non-controlling interests	–	–	–

Attributable to BHP shareholders	(6,620)	978	(5,642)

Year ended 30 June 2024	Gross US$M	Tax US$M	Net US$M

Exceptional items by category

Samarco dam failure	(3,677)	(85)	(3,762)

Impairment of Western Australia Nickel assets	(3,800)	1,125	(2,675)

Blackwater and Daunia gain on divestment	877	(203)	674
Total	(6,600)	837	(5,763)

Attributable to non-controlling interests	–	–	–

Attributable to BHP shareholders	(6,600)	837	(5,763)

BHP | Financial results for the half year ended 31 December 2024

3.	Interests in associates and joint venture entities

The Group’s major shareholdings in associates and joint venture entities, including their profit/(loss), are listed below:

	Ownership interest at the Group’s reporting date			Profit/(loss) from equity accounted investments, related impairments and expenses
	31 Dec 2024%	31 Dec 2023%	30 June 2024%	Half year ended 31 Dec 2024 US$M	Half year ended 31 Dec 2023 US$M	Year ended 30 June 2024 US$M

Share of profit/(loss) of equity accounted investments:

Compañia Minera Antamina SA	33.75	33.75	33.75	264	224	465

Samarco Mineração SA1	50.00	50.00	50.00	–	–	–

Other				(49)	(56)	(89)
Share of profit of equity accounted investments				215	168	376
Samarco dam failure provision[1]				194	(2,982)	(2,833)
Fair value change on forward exchange derivatives[1]				(314)	106	(199)
Profit/(loss) from equity accounted investments, related impairments and expenses				95	(2,708)	(2,656)

1	Refer to note 9 ‘Significant events – Samarco dam failure’ for further information.

4.	Net finance costs

	Half year ended 31 Dec 2024 US$M	Half year ended 31 Dec 2023 US$M	Year ended 30 June 2024 US$M

Financial expenses

Interest expense using the effective interest rate method:

Interest on bank loans, overdrafts and all other borrowings	667	764	1,467

Interest capitalised at 6.31% (31 December 2023: 6.79%; 30 June 2024: 6.82%)[1]	(287)	(217)	(530)

Interest on lease liabilities	86	81	181

Discounting on provisions and other liabilities	457	479	1,064

Other gains and losses:

Fair value change on hedged loans	(90)	345	(214)

Fair value change on hedging derivatives	17	(323)	188

Exchange variations on net debt	(71)	35	27

Other	–	–	15
Total financial expenses	779	1,164	2,198

Financial income

Interest income	(322)	(343)	(709)
Net finance costs	457	821	1,489

1

Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings.

BHP | Financial results for the half year ended 31 December 2024

5.	Income tax expense

	Half year ended 31 Dec 2024 US$M	Half year ended 31 Dec 2023 US$M	Year ended 30 June 2024 US$M

Total taxation expense comprises:

Current tax expense	3,155	3,271	7,435

Deferred tax expense/(benefit)	229	(995)	(988)
Total taxation expense	3,384	2,276	6,447

	Half year ended 31 Dec 2024 US$M	Half year ended 31 Dec 2023 US$M	Year ended 30 June 2024 US$M

Factors affecting income tax expense for the year

Income tax expense differs to the standard rate of corporation tax as follows:
Profit before taxation	8,669	3,982	16,048
Tax on profit at Australian prima facie tax rate of 30 per cent	2,601	1,195	4,814

Derecognition of deferred tax assets and current year tax losses	578	237	666

Tax on remitted and unremitted foreign earnings	154	96	224

Foreign exchange adjustments	48	(29)	(79)

Amounts under/(over) provided in prior years	45	(8)	(25)

Recognition of previously unrecognised tax assets	(96)	(73)	(110)

Tax effect of profit/(loss) from equity accounted investments, related impairments and expenses[1]	(123)	844	737

Impact of tax rates applicable outside of Australia	(505)	(244)	(556)

Other	202	197	344
Income tax expense	2,904	2,215	6,015
Royalty-related taxation (net of income tax benefit)	480	61	432
Total taxation expense	3,384	2,276	6,447

1

This item removes the prima facie tax effect on profit/(loss) from equity accounted investments, related impairments and expenses that are net of tax, with the exception of the Samarco forward exchange derivatives described in note 9 ‘Significant events – Samarco dam failure’, which are taxable.

International Tax Reform – Pillar Two Model Rules

The Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting previously published the Pillar Two model rules designed to address the tax challenges arising from the digitalisation of the global economy, including the implementation of a global minimum tax. The Group has a presence in jurisdictions that have enacted or substantively enacted legislation in relation to the OECD/G20 BEPS Pillar Two model rules, including Australia, where its ultimate parent entity is tax resident. This effectively brings all jurisdictions in which the Group has a presence into the scope of the rules.

The Group’s current tax expense related to Pillar Two income taxes is US$1 million for the period ended 31 December 2024. The temporary exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes has been applied at 31 December 2024.

The Group continues to monitor and evaluate the domestic implementation of the Pillar Two rules in the jurisdictions in which it operates. The implementation of legislation that is enacted or substantively enacted but not yet in effect is not expected to have a material impact on the Group’s global effective tax rate.

BHP | Financial results for the half year ended 31 December 2024

6.	Earnings per share

	Half year ended 31 Dec 2024 US$M	Half year ended 31 Dec 2023 US$M	Year ended 30 June 2024 US$M

Earnings attributable to BHP shareholders (US$M)[1]	4,416	927	7,897

Weighted average number of shares (Million)

- Basic[2]	5,072	5,067	5,068

- Diluted[3]	5,083	5,078	5,077

Earnings per ordinary share (US cents)[4]

- Basic	87.1	18.3	155.8

- Diluted	86.9	18.3	155.5

Headline earnings per ordinary share (US cents)[5]

- Basic	86.3	67.0	195.9
- Diluted	86.1	66.9	195.6

1	Diluted earnings attributable to BHP shareholders are equal to earnings attributable to BHP shareholders.

2

The calculation of the number of ordinary shares used in the computation of basic earnings per share is the weighted average number of ordinary shares of BHP Group Limited outstanding during the period after deduction of the number of shares held by the BHP Group Limited Employee Equity Trust.

3

For the purposes of calculating diluted earnings per share, the effect of 11 million dilutive shares has been taken into account for the half year ended 31 December 2024 (31 December 2023: 11 million shares; 30 June 2024: 9 million shares). The Group’s only potential dilutive ordinary shares are share awards granted under employee share ownership plans. Diluted earnings per share calculation excludes instruments which are considered antidilutive.

At 31 December 2024, there are no instruments which are considered antidilutive (31 December 2023: nil; 30 June 2024: nil).

4	Each American Depositary Share (ADS) represents twice the earnings for BHP Group Limited ordinary share.

5	Headline earnings is a Johannesburg Stock Exchange defined performance measure and is reconciled from earnings attributable to ordinary shareholders as follows:

	Half year ended 31 Dec 2024 US$M	Half year ended 31 Dec 2023 US$M	Year ended 30 June 2024 US$M

Earnings attributable to BHP shareholders	4,416	927	7,897

Adjusted for:

(Gain)/loss on sales of property, plant and equipment, intangibles and investments[i]	(5)	(37)	(29)

Net (reversal of impairment)/impairment of property, plant and equipment and intangibles	(56)	3,530	3,905

Loss/(gain) on disposal of subsidiaries and operations	2	–	(915)

Tax effect of above adjustments	18	(1,023)	(928)
Subtotal of adjustments	(41)	2,470	2,033
Headline earnings	4,375	3,397	9,930
Diluted headline earnings	4,375	3,397	9,930

i	Included in other income.

BHP | Financial results for the half year ended 31 December 2024

7.	Dividends

	Half year ended 31 Dec 2024		Half year ended 31 Dec 2023		Year ended 30 June 2024
	Per share US cents	Total US$M	Per share US cents	Total US$M	Per share US cents	Total US$M

Dividends paid during the period

Prior year final dividend	74.0	3,749	80.0	4,065	80.0	4,065

Interim dividend	N/A	–	N/A	–	72.0	3,647
	74.0	3,749	80.0	4,065	152.0	7,712

Dividends paid during the period differs from the amount of dividends paid in the Consolidated Cash Flow Statement as a result of foreign exchange gains and losses relating to the timing of equity distributions between the record date and the payment date. Proceeds of US$107 million were received on derivative instruments as part of the funding of the final dividend paid during the period and disclosed in ‘Proceeds from cash management related instruments’ in the Consolidated Cash Flow Statement.

Each American Depositary Share (ADS) represents two ordinary shares of BHP Group Limited. Dividends determined on each ADS represent twice the dividend determined on each BHP Group Limited ordinary share.

Dividends are determined after period-end and announced with the results for the period. Interim dividends are determined in February and paid in March. Final dividends are determined in August and paid in September or October. Dividends determined are not recorded as a liability at the end of the period to which they relate. Subsequent to the half year, on 18 February 2025, BHP Group Limited determined an interim ordinary dividend of 50 US cents per share (US$2,537 million), with a payment date of 27 March 2025 (31 December 2023: interim dividend of 72 US cents per share – US$3,649 million; 30 June 2024: final dividend of 74 US cents per share – US$3,752 million).

BHP Group Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

BHP | Financial results for the half year ended 31 December 2024

8.	Financial risk management – Fair values

Recognition and measurement

All financial assets and liabilities, other than derivatives and trade receivables, are initially recognised at the fair value of consideration paid or received, net of transaction costs as appropriate. Financial assets are initially recognised on their trade date.

Financial assets are subsequently carried at fair value or amortised cost based on:

•	the Group’s purpose, or business model, for holding the financial asset;

•	whether the financial asset’s contractual terms give rise to cash flows that are solely payments of principal and interest.

The resulting Financial Statements classifications of financial assets can be summarised as follows:

Contractual cash flows	Business model	Category
Solely principal and interest	Hold in order to collect contractual cash flows	Amortised cost
Solely principal and interest	Hold in order to collect contractual cash flows and sell	Fair value through other comprehensive income
Solely principal and interest	Hold in order to sell	Fair value through profit or loss
Other	Any of those mentioned above	Fair value through profit or loss

Solely principal and interest refers to the Group receiving returns only for the time value of money and the credit risk of the counterparty for financial assets held. The main exceptions for the Group are provisionally priced receivables and derivatives which are measured at fair value through profit or loss under IFRS 9/AASB 9 ‘Financial Instruments’.

The Group has the intention of collecting payment directly from its customers in most cases, however the Group also participates in receivables financing programs in respect of selected customers. Receivables in these portfolios which are classified as ‘hold in order to sell’, are provisionally priced receivables and are therefore held at fair value through profit or loss prior to sale to the financial institution.

With the exception of derivative contracts and provisionally priced trade payables which are carried at fair value through profit or loss, the Group’s financial liabilities are classified as subsequently measured at amortised cost.

The Group may in addition elect to designate certain financial assets or liabilities at fair value through profit or loss or to apply hedge accounting where they are not mandatorily held at fair value through profit or loss.

Fair value measurement

The carrying amount of financial assets and liabilities measured at fair value is principally calculated based on inputs other than quoted prices that are observable for these financial assets or liabilities, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices). Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Group’s views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates.

The inputs used in fair value calculations are determined by the relevant segment or function. The functions support the assets and operate under a defined set of accountabilities authorised by the Executive Leadership Team. Movements in the fair value of financial assets and liabilities may be recognised through the income statement or in other comprehensive income according to the designation of the underlying instrument.

For financial assets and liabilities carried at fair value, the Group uses the following to categorise the inputs to the valuation method used based on the lowest level input that is significant to the fair value measurement as a whole:

IFRS 13 Fair value hierarchy	Level 1	Level 2	Level 3

Valuation inputs	Based on quoted prices (unadjusted) in active markets for identical financial assets and liabilities.	Based on inputs other than quoted prices included within Level 1 that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices).	Based on inputs not observable in the market using appropriate valuation models, including discounted cash flow modelling.

BHP | Financial results for the half year ended 31 December 2024

Financial assets and liabilities

The financial assets and liabilities are presented by class in the table below at their carrying amounts.

	IFRS 13 Fair value hierarchy Level[1]	IFRS 9 Classification	31 Dec 2024 US$M	30 June 2024 US$M
Current cross currency and interest rate swaps[2]	2	Fair value through profit or loss	–	5
Current other derivative contracts[3]	2,3	Fair value through profit or loss	235	118
Current other financial assets[4]	3	Fair value through profit or loss	28	–
Current other financial assets[5]		Amortised cost	246	234
Current other investments[6]	1,2	Fair value through profit or loss	24	24
Non-current cross currency and interest rate swaps[2]	2	Fair value through profit or loss	122	113
Non-current other derivative contracts[3]	2,3	Fair value through profit or loss	65	103
Non-current other financial assets[4]	3	Fair value through profit or loss	168	195
Non-current other financial assets[5,7]		Amortised cost	416	398
Non-current investment in shares	1,3	Fair value through other comprehensive income	267	201
Non-current other investments[6]	1,2	Fair value through profit or loss	192	219

Total other financial assets			1,763	1,610

Cash and cash equivalents		Amortised cost	9,560	12,501

Trade and other receivables[8]		Amortised cost	1,194	1,597
Provisionally priced trade receivables	2	Fair value through profit or loss	2,748	3,250
Total financial assets			15,265	18,958
Non-financial assets			85,457	83,404
Total assets			100,722	102,362

Current cross currency and interest rate swaps[2]	2	Fair value through profit or loss	–	176
Current other derivative contracts	2	Fair value through profit or loss	249	241
Current other financial liabilities[9]		Amortised cost	76	95
Non-current cross currency and interest rate swaps[2]	2	Fair value through profit or loss	1,516	1,337
Non-current other derivative contracts	2,3	Fair value through profit or loss	144	54
Non-current other financial liabilities[9]		Amortised cost	311	368

Total other financial liabilities			2,296	2,271

Trade and other payables[10]		Amortised cost	5,284	6,049

Provisionally priced trade payables	2	Fair value through profit or loss	711	614

Bank overdrafts and short-term borrowings[11]		Amortised cost	1	3

Bank loans[11]		Amortised cost	3,737	2,610

Notes and debentures[11]		Amortised cost	13,918	14,932

Lease liabilities[12]			2,491	3,116
Other[11]		Amortised cost	48	57
Total financial liabilities			28,486	29,652
Non-financial liabilities			22,639	23,590
Total liabilities			51,125	53,242

1

All of the Group’s financial assets and financial liabilities recognised at fair value were valued using market observable inputs categorised as Level 2 unless specified otherwise in the following footnotes.

2

Cross currency and interest rate swaps are valued using market data including interest rate curves and foreign exchange rates. A discounted cash flow approach is used to derive the fair value of cross currency and interest rate swaps at the reporting date.

3	Includes net other derivative assets of US$72 million related to power purchase contract agreements that are categorised as Level 3 (30 June 2024: US$92 million).

4	Includes receivables contingent on future realised coal price of US$196 million (30 June 2024: US$195 million).

5	Includes deferred consideration of US$520 million in relation to the divestment of the Blackwater and Daunia mines completed on 2 April 2024 (30 June 2024: US$495 million).

6

Includes investments held by BHP Foundation which are restricted and not available for general use by the Group of US$216 million (30 June 2024: US$243 million) of which other investments (mainly US Treasury Notes) of US$129 million is categorised as Level 1 (30 June 2024: US$134 million).

7

Includes Senior notes of US$142 million (30 June 2024: US$137 million) relating to Samarco with a maturity date of 30 June 2031. Refer to note 9 ‘Significant events – Samarco dam failure’ for further information.

8	Excludes input taxes of US$521 million (30 June 2024: US$492 million) included in other receivables.

9	Includes the discounted settlement liability in relation to the cancellation of power contracts at the Group’s Escondida operations.

10	Excludes input taxes of US$70 million (30 June 2024: US$101 million) included in other payables.

11	All interest bearing liabilities, excluding lease liabilities, are unsecured.

12	Lease liabilities are measured in accordance with IFRS 16/AASB 16 ‘Leases’.

BHP | Financial results for the half year ended 31 December 2024

The carrying amounts in the table above generally approximate to fair value. In the case of US$525 million (30 June 2024: US$532 million) of fixed rate debt not swapped to floating rate, the fair value at 31 December 2024 was US$537 million (30 June 2024: US$538 million). The fair value is determined using a method that can be categorised as Level 2 and uses inputs based on benchmark interest rates, alternative market mechanisms or recent comparable transactions.

For financial instruments that are carried at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the fair value hierarchy by reassessing categorisation at the end of each reporting period. There were no transfers between categories during the period.

9.	Significant events – Samarco dam failure

As a result of the Samarco dam failure on 5 November 2015, BHP Billiton Brasil Ltda (BHP Brasil) and other Group entities continue to incur costs and maintain liabilities for future costs. The information presented in this note should be read in conjunction with section 7 ‘Samarco’, Financial Statements note 4 ‘Significant events – Samarco dam failure’ and Additional Information section 8 ‘Legal proceedings’ in the 30 June 2024 Annual Report.

The financial impacts of the Samarco dam failure on the Group’s income statement, balance sheet and cash flow statement for the half year ended 31 December 2024 are shown below and have been treated as an exceptional item.

Financial impacts of Samarco dam failure	Half year ended 31 Dec 2024 US$M	Half year ended 31 Dec 2023 US$M	Year ended 30 June 2024 US$M

Income statement

Expenses excluding net finance costs:

Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure[1]	(114)	(54)	(139)

Profit/(loss) from equity accounted investments, related impairments and expenses:

Samarco dam failure provision[2]	194	(2,982)	(2,833)

Fair value change on forward exchange derivatives[3]	(314)	106	(199)

Loss from operations	(234)	(2,930)	(3,171)

Net finance costs[4]	(208)	(190)	(506)

Loss before taxation	(442)	(3,120)	(3,677)

Income tax expense[5]	–	(53)	(85)
Loss after taxation	(442)	(3,173)	(3,762)

Balance sheet movement

Other financial (liabilities)/assets[6]	(272)	94	(280)

Trade and other payables	(1)	(12)	(4)

Tax liabilities	–	(53)	(85)

Provisions	623	(2,851)	(2,824)
Net decrease/(increase) in liabilities	350	(2,822)	(3,193)

BHP | Financial results for the half year ended 31 December 2024

	Half year ended 31 Dec 2024 US$M		Half year ended 31 Dec 2023 US$M		Year ended 30 June 2024 US$M

Cash flow statement

Loss before taxation		(442)		(3,120)		(3,677)

Adjustments for:

Samarco dam failure provision[2]	(194)		2,982		2,833

Fair value change on forward exchange derivatives[3]	314		(106)		199

(Settlement of)/proceeds from cash management related instruments	(37)		142		218

Net finance costs[4]	208		190		506

Changes in assets and liabilities:

Trade and other payables	1		12		4
Net operating cash flows		(150)		100		83
Net investment and funding of equity accounted investments[7]		(637)		(446)		(640)
Net investing cash flows		(637)		(446)		(640)
Net decrease in cash and cash equivalents		(787)		(346)		(557)

1	Includes legal and advisor costs incurred.

2

US$440 million (31 December 2023: US$3,000 million; 30 June 2024: US$3,700 million) change in estimate and US$(634) million (31 December 2023: US$(18) million; 30 June 2024: US$(867) million) exchange translation.

3

The Group enters into forward exchange contracts to limit the Brazilian reais exposure on the dam failure provision. While not applying hedge accounting, the fair value changes in the forward exchange instruments are recorded within Profit/(loss) from equity accounted investments, related impairments and expenses in the Income Statement.

4	Amortisation of discounting of provision.

5	Includes tax on forward exchange derivatives and other taxes incurred during the period.

6	Includes forward exchange contracts described in 3 above, and Senior notes issued by Samarco as part of its Judicial Reorganisation in September 2023.

7

Current period reflects US$(637) million utilisation of the Samarco dam failure provision including the first settlement payment under the Settlement Agreement ratified on 6 November 2024. Comparative periods comprise utilisation of the Samarco dam failure provision (31 December 2023: US$(321) million; 30 June 2024: US$(515) million) and US$(125) million provided to Samarco following approval of the Judicial Reorganisation.

Equity accounted investment in Samarco

BHP Brasil’s investment in Samarco remains at US$ nil. No dividends have been received by BHP Brasil from Samarco during the period and Samarco currently does not have profits available for distribution.

Provision related to the Samarco dam failure

		31 Dec 2024 US$M		30 June 2024 US$M

At the beginning of the reporting period		6,505		3,681

Movement in provision		(623)		2,824

Comprising:

Utilised	(637)		(515)

Adjustments charged to the income statement:

Change in cost estimate	440		3,700

Amortisation of discounting impacting net finance costs	208		506

Exchange translation	(634)		(867)
At the end of the reporting period		5,882		6,505

Comprising:

Current		2,013		1,500

Non-current		3,869		5,005
At the end of the reporting period		5,882		6,505

Samarco dam failure provision and contingencies

As at 31 December 2024, BHP Brasil has identified a provision and certain contingent liabilities arising as a consequence of the Samarco dam failure. The provision only reflects the future cost estimates associated with the obligations set out in the Settlement Agreement (see below).

Contingent liabilities will only be resolved when one or more uncertain future events occur or related impacts become capable of reliable measurement and, as such, determination of contingent liabilities disclosed in the financial statements requires significant judgement regarding the outcome of future events. A number of the claims below do not specify the amount of damages sought and, where this is specified, amounts could change as the matter progresses.

Ultimately, future changes in all those matters for which a provision has been recognised or contingent liability disclosed could have a material adverse impact on BHP’s business, competitive position, cash flows, prospects, liquidity and shareholder returns.

BHP | Financial results for the half year ended 31 December 2024

The following table summarises the current status of significant ongoing matters relating to the Samarco dam failure, along with developments during the financial year, and the associated treatment in the Financial Statements:

Item	Provision	Contingent liability

Samarco dam failure – Settlement Agreement

On 2 March 2016, BHP Brasil, Samarco and Vale S.A. (Vale) (the Companies) entered into a Framework Agreement with the Federal Government of Brazil, the states of Espirito Santo and Minas Gerais, and certain other public authorities to establish a foundation (Fundação Renova) to develop and execute environmental and socio-economic programs (Programs) to remediate and provide compensation for damage caused by the Samarco dam failure (the Framework Agreement). Key Programs included those for financial assistance and compensation of impacted persons and those for remediation of impacted areas and resettlement of impacted communities.

On 3 May 2016, the Brazilian Federal Public Prosecution Office brought a civil claim against BHP Brasil and others seeking R$155 billion for reparation, compensation and moral damages in relation to the Samarco dam failure. Since the lodgement of the claim, the Federal Court had issued a number of interim decisions, certain of which were subject to ongoing appeal at 30 June 2024.

On 25 October 2024, the Companies entered into an agreement with the Federal Government of Brazil, State of Minas Gerais, State of Espirito Santo, public prosecutors and public defenders (Public Authorities) that delivers full and final settlement of the Framework Agreement obligations, the Federal Public Prosecution Office civil claim and other claims by the Public Authorities relating to Samarco’s Fundão dam failure (Settlement Agreement). On 6 November 2024 the Settlement Agreement was fully ratified by the Brazilian Supreme Court. A number of motions for clarification have been lodged with the Supreme Court and remain pending.

The Settlement Agreement provides compensation and reparation for the impacts of the dam failure, and builds on the existing remediation and compensation work already performed by Fundação Renova. The Settlement Agreement was announced as having a financial value of R$170 billion (approximately US$31.7 billion1) on a 100% basis, including amounts already spent plus future payments and obligations as follows:

•  R$38 billion (approximately US$7.9 billion1) in amounts already spent to 30 September 2024 on remediation and compensation since 2016.

•  R$100 billion (approximately US$18.0 billion1) in instalments over 20 years to the Public Authorities, the relevant municipalities and Indigenous peoples and traditional communities (Obligation to Pay).

•  Additional performance obligations for an estimated financial value of approximately R$32 billion (approximately US$5.8 billion1) that will be carried out by Samarco in accordance with the terms of the Agreement (Obligations to Perform). These obligations include remediation and compensation programs that are expected to be largely completed over the next 15 years.

Under the Settlement Agreement, Samarco is the primary obligor for the settlement obligations and BHP Brasil and Vale are each secondary obligors of any obligation that Samarco cannot fund or perform in proportion to their shareholding at the time of the dam failure, which is 50% each. While Samarco has recommenced operations, Samarco’s long-term cash flow generation remains highly sensitive to factors including returning to full production capacity, commodity prices and foreign exchange rates.

Further, under the Samarco Judicial Reorganisation Plan (JR Plan), ratified by the JR Court on 1 September 2023, Samarco’s funding of obligations to remediate and compensate the damages resulting from the dam failure is capped at US$1 billion for the period CY2024 to CY2030. Notwithstanding this cap, and subject to certain conditions, to the extent that Samarco each year has a positive cash balance after meeting its various obligations, during this period Samarco’s shareholders are able to direct 50 per cent of Samarco’s year end excess cash balance to fund remediation obligations, including those arising from the Settlement Agreement.

	✓	✗

1

USD amounts reflect those included in the announcement of the settlement agreement calculated based on actual transactional (historical) exchange rates related to funding provided to Fundação Renova for investment to date with future spend calculated using the 28 June 2024 BRL/USD exchange rate of 5.56.

BHP | Financial results for the half year ended 31 December 2024

Item	Provision	Contingent liability

The Group has considered the outcomes of the Settlement Agreement, including the estimated costs of executing the Obligations to Perform, and the extent to which Samarco may be in a position to fund any future outflows to measure the provision related to the Samarco dam failure at US$5,882 million at 31 December 2024. The provision reflects the Group’s best estimate of outflows required to settle all obligations arising from the Settlement Agreement.

Uncertainty remains around the Obligations to Perform, and there is a risk that outcomes may be materially higher or lower than amounts reflected in BHP Brasil’s provision for the Samarco dam failure. Key areas of uncertainty include the future costs relating to the Obligation to Perform programs and the extent to which Samarco is able to directly fund the settlement obligations. Further information on the key areas of estimation uncertainty is provided in the ‘Key judgements and estimates’ section below.

BHP Brasil, Samarco and Vale continue to maintain security, as required by a Governance Agreement, ratified on 8 August 2018, with the security currently comprising insurance bonds and a charge over certain Samarco assets. The security is expected to be released during CY2025 considering that there is no requirement under the Settlement Agreement to maintain the existing security.

Australian class action claim

BHP Group Limited is named as a defendant in a shareholder class action filed in the Federal Court of Australia on behalf of persons who acquired shares in BHP Group Limited or BHP Group Plc (now BHP Group (UK) Ltd) in periods prior to the Samarco dam failure.

The amount of damages sought is unspecified. A trial is scheduled to commence in September 2025.

	✗	✓

United Kingdom group action claim and Vale and Samarco’s Netherlands collective action claim

BHP Group (UK) Ltd (formerly BHP Group Plc) and BHP Group Limited (BHP Defendants) are named as defendants in group action claims for damages filed in the courts of England. These claims were filed on behalf of certain individuals, municipalities, businesses, faith-based institutions and communities in Brazil allegedly impacted by the Samarco dam failure.

The amount of damages sought in these claims is unspecified. A trial in relation to BHP’s liability for the Samarco dam failure commenced in October 2024 and is expected to conclude in March 2025 and therefore a present obligation in relation to this matter is yet to be determined.

In December 2022, the BHP Defendants filed their defence and a contribution claim against Vale. The contribution claim contended that if the BHP Defendants’ defence is not successful and the BHP Defendants are ordered to pay damages to the claimants, Vale should contribute to any amount payable. Vale contested the jurisdiction of the English courts to determine the contribution claim, with those challenges ultimately dismissed in December 2023.

In January 2024, the BHP Defendants were served with a new group action filed in the courts of England on behalf of additional individuals and businesses in Brazil allegedly impacted by the Samarco dam failure. The new action makes broadly the same claims as the original action and the amount of damages sought in these claims is unspecified.

In March 2024, a collective action complaint was filed in the Netherlands against Vale and a Dutch subsidiary of Samarco for compensation relating to the Fundão Dam failure. The claim filed in the Netherlands indicates that these claims were filed on behalf of certain individuals, municipalities, businesses, associations and faith-based institutions allegedly impacted by the Samarco dam failure who are not also claimants in the UK group action claims referred to above. BHP is not a defendant in the Netherlands proceedings.

	✗	✓

In July 2024, the BHP Defendants, BHP Brasil and Vale entered into an agreement – without any admission of liability in any proceedings – whereby: (i) Vale will pay 50% of any amounts that may be payable by the BHP Defendants to the claimants in the UK group action claims (or by the BHP Defendants, BHP Brasil or their related parties to claimants in any other proceedings in Brazil, England or the Netherlands covered by the agreement); and (ii) BHP Brasil will pay 50% of any amounts that may be payable by Vale to the claimants in the Netherlands proceedings (or by Vale or its related parties to claimants in any other proceedings in Brazil, England or the Netherlands covered by the agreement). The agreement reinforced the terms of the Framework Agreement entered into in 2016 and is consistent with the aforementioned Settlement Agreement entered into in October 2024, which requires BHP Brasil and Vale to each contribute 50% to the funding of the settlement obligations where Samarco is unable to contribute that funding. The BHP Defendants withdrew the contribution claim against Vale in England as it is no longer necessary given this agreement.

BHP | Financial results for the half year ended 31 December 2024

Item	Provision	Contingent liability

Criminal charges

The Federal Prosecutors’ Office filed criminal charges against BHP Brasil, Samarco and Vale and certain employees and former employees of BHP Brasil (Affected Individuals) in the Federal Court of Ponte Nova, Minas Gerais (Federal Court).

On 14 November 2024, the Federal Court ruled that BHP Brasil, Samarco and Vale and certain Affected Individuals (non-affiliated with BHP) who still had their cases open, are not liable for criminal offences relating to the failure of Samarco’s Fundão tailings dam. In December 2024 the Federal Prosecutors’ Office filed an appeal, and a ruling is pending.

As to the Affected Individuals affiliated to BHP, four had their cases closed, while the remaining four had favourable decisions dismissing the charges against them. A ruling on Federal Prosecutors’ Office appeal is pending.

	✗	✓

Civil public action commenced by Associations concerning the use of TANFLOC for water treatment

Following the dismissal, on 17 November 2023, of an initial lawsuit filed by four associations due to procedural reasons (an appeal is pending), in July 2024 two further associations filed another lawsuit against Samarco, BHP Brasil and Vale and others, including the States of Minas Gerais and Espirito Santo; the Federal Government and the Water Treatment Companies, who were all also defendants in the first lawsuit.

The second lawsuit was also dismissed due to procedural reasons on 12 November 2024 and the associations have appealed against this judgement with BHP Brasil having until 28 February 2025 to respond to the appeal.

In the lawsuits the plaintiffs alleged that the defendants carried out a clandestine study on the citizens of the locations affected by the Fundão Dam Failure where Tanfloc – a tannin-based flocculant/coagulant – was used in the water treatment process. The plaintiffs claim that this product allegedly put the population at risk due to its alleged experimental qualities and dosage applied.

The plaintiffs presented largely similar pleas – e.g. material damages, moral damages – with the first lawsuit including a request for loss of profits and that the defendants should pay for water supply in all locations where there is no water source other than the Doce River.

	✗	✓

Other claims

BHP Brasil is among the companies named as defendants in a number of legal proceedings initiated by individuals, non-governmental organisations, corporations and governmental entities in Brazilian Federal and State courts following the Samarco dam failure. The other defendants include Vale, Samarco and Fundação Renova.

The lawsuits include claims for compensation, environmental reparation and violations of Brazilian environmental and other laws, among other matters. The lawsuits seek various remedies including reparation costs, compensation to injured individuals and families of the deceased, recovery of personal and property losses, moral damages and injunctive relief.

Certain of these legal proceedings are outside the scope of the Settlement Agreement.

In addition, government inquiries, studies and investigations relating to the Samarco dam failure have been commenced by numerous agencies and individuals of the Brazilian government and may still be ongoing.

Additional lawsuits and government investigations relating to the Samarco dam failure could be brought against BHP Brasil and other Group entities in Brazil or other jurisdictions.

The outcomes of these claims, investigations and proceedings remain uncertain and continue to be disclosed as contingent liabilities.

	✗	✓

BHP | Financial results for the half year ended 31 December 2024

Commitments

Under the terms of the Samarco joint venture agreement, BHP Brasil does not have an existing obligation to fund Samarco.

However, under the Settlement Agreement, while Samarco is the primary obligor for the Settlement Agreement obligations, BHP Brasil and Vale are each secondary obligors of any obligation that Samarco cannot fund (including as restricted by the terms of the Judicial Reorganisation) or perform in proportion to their shareholding at the time of the dam failure, which is 50% each.

BHP Brasil has approved preliminary funding of up to US$1 billion to Samarco for the Settlement Agreement obligations during calendar year 2025.

Key judgements and estimates

Judgements

The outcomes of litigation are inherently difficult to predict and significant judgement has been applied in assessing the likely outcome of legal claims and determining which legal claims require recognition of a provision or disclosure of a contingent liability. The facts and circumstances relating to these cases are regularly evaluated in determining whether a provision for any specific claim is required.

Management has determined that a provision can be recognised at 31 December 2024 to reflect the estimated costs associated with obligations under the Settlement Agreement. It is not yet possible to provide a range of possible outcomes or a reliable estimate of potential future exposures to BHP in connection to the contingent liabilities noted above, given their status.

Estimates

The provision for the Samarco dam failure reflects the Group’s estimate of the costs to meet the Group’s obligations under the Settlement Agreement and requires the use of significant judgements, estimates and assumptions.

While the provision has been measured based on the latest information available, changes in facts and circumstances are likely in future reporting periods and may lead to material revisions to these estimates and there is a risk that outcomes may be materially higher or lower than amounts currently reflected in the provision. However, it is currently not possible to determine what facts and circumstances may change, therefore revisions in future reporting periods due to the key estimates and factors outlined below cannot be reliably measured.

The key estimates that may have a material impact upon the provision in the next and future reporting periods include:

•  the cost of executing the Obligations to Perform Programs under the Settlement Agreement, including as a result of the number of individuals, small businesses, Municipalities and Indigenous and Traditional communities who opt-in to the Settlement Agreement and the extent to which individuals opting-in are eligible for indemnification under the Settlement agreement; and

•  the extent to which Samarco is able to directly fund any future obligations relating to the Settlement Agreement. Samarco’s long-term cash flow generation remains highly sensitive to factors including its ability to return to full production capacity, commodity prices and foreign exchange rates.

The provision may also be affected by factors including but not limited to updates to discount and foreign exchange rates. To limit the Group’s exposure to potential Brazilian reais foreign exchange volatility, the Group has entered into forward exchange contracts, predominantly covering the period up to FY2028. A 0.5% increase in the discount rate would, in isolation, reduce the provision by approximately US$100 million.

In addition, the provision may be impacted by decisions in, or resolution of, existing and potential legal claims in Brazil and other jurisdictions, including the outcome of the United Kingdom group action claims, the Australian class action and the claim filed in the Netherlands against Vale and a Dutch subsidiary of Samarco.

Given these factors, future actual cash outflows may differ from the amounts currently provided and changes to any of the key assumptions and estimates outlined above could result in a material impact to the provision in the next and future reporting periods.

BHP | Financial results for the half year ended 31 December 2024

10. Subsequent events

On the 15 January 2025, the Group announced that BHP Investments Canada Inc. (BHP Canada) and Lundin Mining Corporation (Lundin Mining) had completed the acquisition of Filo Corp., a Toronto Stock Exchange listed company. Filo Corp. owns 100% of the Filo del Sol (FDS) copper project.

BHP Canada and Lundin Mining have also formed the Canadian-incorporated joint venture company, Vicuña Corp. (the Joint Venture) to hold the FDS copper project and the Josemaria copper project located in the Vicuña district of Argentina and Chile. BHP Canada and Lundin Mining each own 50% of the Joint Venture.

Prior to completion, Lundin Mining owned 100% of the Josemaria project. At completion, BHP Canada acquired a 50% interest in the Josemaria copper project from Lundin Mining. BHP Canada and Lundin Mining then contributed their respective 50% interests in Filo Corp. and the Josemaria project into the Joint Venture.

BHP’s total cash payment for the Transaction was US$2.0 billion.

Other than the matters outlined elsewhere in this Financial Report, no matters or circumstances have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

BHP | Financial results for the half year ended 31 December 2024

Directors’ Report

The Directors present their report together with the half year Financial Statements for the half year ended 31 December 2024.

Review of Operations

A detailed review of the Group’s operated and non-operated assets, the results of those operations during the half year ended 31 December 2024 and likely future developments are given on pages 1 to 28. The Review of Operations has been incorporated into, and forms part of, this Directors’ Report.

Principal Risks and Uncertainties

The principal risks affecting the Group are described on pages 73 to 82 of the Group’s Annual Report for the year ended 30 June 2024 (a copy of which is available on the Group’s website at www.bhp.com) and are grouped into the categories of risks listed below. Our principal risks may occur as a result of our activities globally, including in connection with our operated and non-operated assets, third parties engaged by BHP or through our value chain. Our principal risks, individually or collectively, could threaten our viability, strategy, business model, future performance, solvency or liquidity and reputation. They could also materially and adversely affect the health and safety of our people or members of the public, the environment, the communities where we or our third-party partners operate, or the interests of our stakeholders, which could in each case, lead to litigation, regulatory investigation or enforcement action (including class actions or actions arising from contractual, legacy or other liabilities associated with divested assets), or a loss of stakeholder and/or investor confidence. There are no material changes in those risk factors for the first six months of this financial year except to the extent described in the ‘Outlook’ section.

•

Operational events: Risks associated with operational events in connection with our activities globally, resulting in significant adverse impacts on our people, communities, the environment or our business.

•

Significant social or environmental impacts: Risks associated with significant impacts of our operations on and contributions to communities and environments throughout the life cycle of our assets and across our value chain.

•

Optimising growth and portfolio returns: Risks associated with our ability to position our asset portfolio to generate returns and value for shareholders, including through acquisitions, mergers and divestments.

•	Low-carbon transition: Risks associated with the transition to a low-carbon economy.

•	Accessing key markets: Risks associated with market concentration and our ability to sell and deliver products into existing and future key markets, impacting our economic efficiency.

•

Adopting technologies and maintaining digital security: Risks associated with adopting and implementing new technologies, and maintaining the effectiveness of our existing digital landscape (including cyber defences) across our value chain.

•

Ethical misconduct: Risks associated with actual or alleged deviation from societal or business expectations of ethical behaviour (including breaches of laws or regulations) and wider or cumulative organisational cultural failings, resulting in significant reputational impacts.

•

Inadequate business resilience: Risks associated with unanticipated or unforeseeable adverse events and a failure of planning and preparedness to respond to, manage and recover from adverse events (including potential physical climate-related impacts).

BHP | Financial results for the half year ended 31 December 2024

Board of Directors

The Directors of BHP at any time during or since the end of the half year ended 31 December 2024 are:

Ken MacKenzie – Chairman since 1 September 2017 (a Director since 22 September 2016)

Mike Henry – an Executive Director since 1 January 2020

Xiaoqun Clever-Steg – a Director since 1 October 2020

Gary Goldberg – a Director since 1 February 2020

Michelle Hinchliffe – a Director since 1 March 2022

Don Lindsay – a Director since May 2024

Ross McEwan – a Director since April 2024

Christine O’Reilly – a Director since 12 October 2020

Catherine Tanna – a Director since 4 April 2022

Dion Weisler – a Director since 1 June 2020

Rounding of amounts

BHP Group Limited is an entity to which Australian Securities and Investments Commission (ASIC) Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191 applies. Amounts in the Directors’ Report and half year Financial Statements have been rounded to the nearest million dollars in accordance with ASIC Instrument 2016/191.

Signed in accordance with a resolution of the Board of Directors.

Ken MacKenzie – Chair

Mike Henry – Chief Executive Officer

Dated this 18th day of February 2025

BHP Non-IFRS Financial Information Half year ended 31 December 2024

BHP | Financial results for the half year ended 31 December 2024

Non-IFRS financial information

We use various non-IFRS financial information to reflect our underlying financial performance.

Non-IFRS financial information is not defined or specified under the requirements of IFRS, but is derived from the Group’s Consolidated Financial Statements prepared in accordance with IFRS. The non-IFRS financial information and the below reconciliations included in this document are unaudited. The non-IFRS financial information presented is consistent with how management review financial performance of the Group with the Board and the investment community.

The “Definition and calculation of non-IFRS financial information” section outlines why we believe non-IFRS financial information is useful and the calculation methodology. We believe non-IFRS financial information provides useful information, however should not be considered as an indication of, or as a substitute for, statutory measures as an indicator of actual operating performance (such as profit or net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a company’s profitability, liquidity or financial position.

The following tables provide reconciliations between non-IFRS financial information and their nearest respective IFRS measure.

Exceptional items

To improve the comparability of underlying financial performance between reporting periods, some of our non-IFRS financial information adjusts the relevant IFRS measures for exceptional items. Refer to the Group’s Financial Report for further information on exceptional items.

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Group’s Consolidated Financial Statements. The exceptional items included within the Group’s profit for the financial periods are detailed below.

Half year ended 31 December	2024 US$M	2023 US$M
Revenue	–	–

Other income	–	–

Expenses excluding net finance costs, depreciation, amortisation and impairments	(524)	(54)

Depreciation and amortisation	–	–

Net reversal of impairment/(impairment) of property, plant and equipment and intangibles	90	(3,500)

Profit/(loss) from equity accounted investments, related impairments and expenses	(120)	(2,876)

Profit/(loss) from operations	(554)	(6,430)

Financial expenses	(208)	(190)

Financial income	–	–

Net finance costs	(208)	(190)

Profit/(loss) before taxation	(762)	(6,620)

Income tax (expense)/benefit	96	978

Royalty-related taxation (net of income tax benefit)	–	–

Total taxation (expense)/benefit	96	978

Profit/(loss) after taxation	(666)	(5,642)

Total exceptional items attributable to non-controlling interests	–	–

Total exceptional items attributable to BHP shareholders	(666)	(5,642)

Exceptional items attributable to BHP shareholders per share (US cents)	(13.1)	(111.3)

Weighted basic average number of shares (Million)	5,072	5,067

BHP | Financial results for the half year ended 31 December 2024

Non-IFRS financial information derived from Consolidated Income Statement

Underlying attributable profit

Half year ended 31 December	2024 US$M	2023 US$M

Profit after taxation attributable to BHP shareholders	4,416	927

Total exceptional items attributable to BHP shareholders[1]	666	5,642

Underlying attributable profit	5,082	6,569
1	Refer to Exceptional items for further information.

Underlying basic earnings per share

Half year ended 31 December	2024 US cents	2023 US cents

Basic earnings per ordinary share	87.1	18.3

Exceptional items attributable to BHP shareholders per share[1]	13.1	111.3

Underlying basic earnings per ordinary share	100.2	129.6
1	Refer to Exceptional items for further information.

Underlying EBITDA

Half year ended 31 December	2024 US$M	2023 US$M

Profit from operations	9,126	4,803

Exceptional items included in profit from operations[1]	554	6,430

Underlying EBIT	9,680	11,233

Depreciation and amortisation expense	2,648	2,629

Net (reversal of impairment)/impairment of property, plant and equipment and intangibles	(56)	3,513

Exceptional items included in Depreciation, amortisation and impairments[1]	90	(3,500)

Underlying EBITDA	12,362	13,875
1	Refer to Exceptional items for further information.

BHP | Financial results for the half year ended 31 December 2024

Underlying EBITDA – Segment

Half year ended 31 December 2024 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[2]	Total Group

Profit from operations	3,883	6,034	289	(1,080)	9,126

Exceptional items included in profit from operations[1]	–	162	–	392	554

Depreciation and amortisation expense	1,121	988	277	262	2,648

Net (reversal of impairment)/impairment of property, plant and equipment and intangibles	7	3	1	(67)	(56)

Exceptional items included in Depreciation, amortisation and impairments[1]	–	–	–	90	90
Underlying EBITDA	5,011	7,187	567	(403)	12,362

Half year ended 31 December 2023 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[2]	Total Group

Profit from operations	2,438	5,788	652	(4,075)	4,803

Exceptional items included in profit from operations[1]	–	2,899	–	3,531	6,430

Depreciation and amortisation expense	1,031	971	322	305	2,629

Net (reversal of impairment)/impairment of property, plant and equipment and intangibles	4	8	1	3,500	3,513

Exceptional items included in Depreciation, amortisation and impairments[1]	–	–	–	(3,500)	(3,500)
Underlying EBITDA	3,473	9,666	975	(239)	13,875

1	Refer to Exceptional items for further information.

2	Group and unallocated items includes functions, other unallocated operations, including Potash, Western Australia Nickel, legacy assets and consolidation adjustments.

Underlying EBITDA – Group and unallocated items

Half year ended 31 December 2024 US$M	Profit from operations	Exceptional items included in profit from operations[1]	Depreciation and amortisation	Net (reversal of)/impairments	Exceptional items included in Depreciation, amortisation and impairments[1]	Underlying EBITDA

Potash	(134)	–	1	–	–	(133)

Western Australia Nickel	(623)	320	–	(90)	90	(303)

Other[2]	(323)	72	261	23	–	33
Total	(1,080)	392	262	(67)	90	(403)

Half year ended 31 December 2023 US$M	Profit from operations	Exceptional items included in profit from operations[1]	Depreciation and amortisation	Net impairments	Exceptional items included in Depreciation, amortisation and impairments[1]	Underlying EBITDA

Potash	(130)	–	1	–	–	(129)

Western Australia Nickel	(3,740)	3,500	66	3,500	(3,500)	(174)

Other[2]	(205)	31	238	–	–	64
Total	(4,075)	3,531	305	3,500	(3,500)	(239)

1	Refer to Exceptional items for further information.

2	Other includes functions, other unallocated operations, legacy assets and consolidation adjustments.

BHP | Financial results for the half year ended 31 December 2024

Underlying EBITDA margin

Half year ended 31 December 2024 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group

Revenue – Group production	9,235	11,494	2,806	489	24,024

Revenue – Third-party products	1,030	14	–	108	1,152
Revenue	10,265	11,508	2,806	597	25,176

Underlying EBITDA – Group production	4,942	7,185	567	(406)	12,288

Underlying EBITDA – Third-party products	69	2	–	3	74
Underlying EBITDA[2]	5,011	7,187	567	(403)	12,362

Segment contribution to the Group’s Underlying EBITDA[3]	39%	56%	5%		100%

Underlying EBITDA margin[4]	54%	63%	20%		51.1%

Half year ended 31 December 2023 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group

Revenue – Group production	7,435	14,050	3,786	726	25,997

Revenue – Third-party products	1,223	12	–	–	1,235
Revenue	8,658	14,062	3,786	726	27,232

Underlying EBITDA – Group production	3,445	9,667	975	(239)	13,848

Underlying EBITDA – Third-party products	28	(1)	–	–	27
Underlying EBITDA[2]	3,473	9,666	975	(239)	13,875

Segment contribution to the Group’s Underlying EBITDA[3]	25%	68%	7%		100%

Underlying EBITDA margin[4]	46%	69%	26%		53.3%

1	Group and unallocated items includes functions, other unallocated operations, including Potash, Western Australia Nickel, legacy assets and consolidation adjustments.

2

We differentiate sales of our production (which may include third-party product feed) from direct sales of third-party products to better measure our operational profitability as a percentage of revenue. We may buy and sell third-party products to ensure a steady supply of product to our customers where there is occasional production variability or shortfalls from our assets.

3	Percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items.

4	Underlying EBITDA margin excludes third-party products.

Effective tax rate

	2024			2023
Half year ended 31 December	Profit before taxation US$M	Income tax expense US$M	%	Profit before taxation US$M	Income tax expense US$M	%

Statutory effective tax rate	8,669	(3,384)	39.0	3,982	(2,276)	57.2

Adjusted for:

Exchange rate movements	–	48		–	(29)

Exceptional items[1]	762	(96)		6,620	(978)
Adjusted effective tax rate	9,431	(3,432)	36.4	10,602	(3,283)	31.0

1	Refer to Exceptional items for further information.

BHP | Financial results for the half year ended 31 December 2024

Non-IFRS financial information derived from Consolidated Cash Flow Statement

Capital and exploration expenditure

Half year ended 31 December	2024 US$M	2023 US$M

Capital expenditure (purchases of property, plant and equipment)	5,006	4,545

Add: Exploration and evaluation expenditure	199	199
Capital and exploration expenditure (cash basis)	5,205	4,744

Free cash flow

Half year ended 31 December	2024 US$M	2023 US$M

Net operating cash flows	8,317	8,884

Net investing cash flows	(5,669)	(5,079)
Free cash flow	2,648	3,805

Non-IFRS financial information derived from Consolidated Balance Sheet

Net debt and gearing ratio

	31 Dec 2024 US$M	31 Dec 2023 US$M	30 June 2024 US$M

Interest bearing liabilities – Current	491	2,839	2,084

Interest bearing liabilities – Non-current	19,704	19,565	18,634
Total interest bearing liabilities	20,195	22,404	20,718

Comprising:

Borrowing	17,704	18,826	17,602

Lease liabilities	2,491	3,578	3,116
Less: Lease liability associated with index-linked freight contracts	56	840	511
Less: Cash and cash equivalents	9,560	10,319	12,501

Less: Net debt management related instruments[1]	(1,394)	(1,183)	(1,395)

Less: Net cash management related instruments[2]	180	(220)	(19)

Less: Total derivatives included in net debt	(1,214)	(1,403)	(1,414)
Net debt	11,793	12,648	9,120

Net assets	49,597	45,591	49,120

Gearing	19.2%	21.7%	15.7%

1	Represents the net cross currency and interest rate swaps included within current and non-current other financial assets and liabilities.

2	Represents the net forward exchange contracts related to cash management included within current and non-current other financial assets and liabilities.

BHP | Financial results for the half year ended 31 December 2024

Net debt waterfall

	31 Dec 2024 US$M	31 Dec 2023 US$M
Net debt at the beginning of the period	(9,120)	(11,166)

Net operating cash flows	8,317	8,884

Net investing cash flows	(5,669)	(5,079)

Net financing cash flows	(5,270)	(5,983)
Net (decrease)/increase in cash and cash equivalents	(2,622)	(2,178)
Carrying value of interest bearing liability net repayments/(proceeds)	161	1,324
Carrying value of debt related instruments settlements/(proceeds)	147	–
Carrying value of cash management related instruments (proceeds)/settlements	(261)	(311)

Fair value change on hedged loans	90	(345)

Fair value change on hedging derivatives	(17)	323

Foreign currency exchange rate changes on cash and cash equivalents	(317)	74

Lease additions (excluding leases associated with index-linked freight contracts)	(180)	(298)

Transfer to liability directly associated with assets held for sale	–	69

Other	326	(140)
Non-cash movements	(98)	(317)
Net debt at the end of the period	(11,793)	(12,648)

Net operating assets

	31 Dec 2024 US$M	31 Dec 2023 US$M
Net assets	49,597	45,591

Less: Non-operating assets

Cash and cash equivalents	(9,560)	(10,319)

Trade and other receivables[1]	(10)	(12)

Other financial assets[2]	(1,648)	(1,197)

Current tax assets	(728)	(446)

Deferred tax assets	(61)	(76)

Assets held for sale[3]	–	(1,570)
Add: Non-operating liabilities

Trade and other payables[4]	249	272

Interest bearing liabilities	20,195	22,404

Other financial liabilities[5]	1,521	1,761

Current tax payable	1,048	290

Non-current tax payable	3	39

Deferred tax liabilities	3,537	3,325

Liabilities directly associated with the assets held for sale[3]	–	752
Net operating assets	64,143	60,814

1	Represents external finance receivable and accrued interest receivable included within other receivables.

2

Represents cross currency and interest rate swaps, forward exchange contracts related to cash management and investment in shares, other investments, deferred receivable from divestment of subsidiaries and operations and associated receivables contingent on outcome of future events relating to realised commodity prices.

3	Represents Blackwater and Daunia assets and liabilities classified as held for sale as at 31 December 2023 that were subsequently divested on 2 April 2024.

4	Represents accrued interest payable included within other payables.

5	Represents cross currency and interest rate swaps and forward exchange contracts related to cash management.

BHP | Financial results for the half year ended 31 December 2024

Other non-IFRS financial information

Principal factors that affect Revenue, Profit from operations and Underlying EBITDA

The following table describes the impact of the principal factors that affected Revenue, Profit from operations and Underlying EBITDA for half year ended 31 December 2024 and relates them back to our Consolidated Income Statement.

	Revenue US$M	Total expenses, Other income and Profit/(loss) from equity accounted investments US$M	Profit from operations US$M	Depreciation, amortisation and impairments and Exceptional Items US$M	Underlying EBITDA US$M

Half year ended 31 December 2023

Revenue	27,232

Other income		261

Expenses excluding net finance costs		(19,982)

(Loss)/profit from equity accounted investments, related impairments and expenses		(2,708)

Total other income, expenses excluding net finance costs and Profit/(loss) from equity accounted investments, related impairments and expenses		(22,429)

Profit from operations			4,803

Depreciation, amortisation and impairments				6,142

Exceptional item included in Depreciation, amortisation and impairments				(3,500)

Exceptional items				6,430

Underlying EBITDA					13,875
Change in sales prices	(2,430)	–	(2,430)	–	(2,430)

Price-linked costs	–	495	495	–	495
Net price impact	(2,430)	495	(1,935)	–	(1,935)
Change in volumes	1,382	(273)	1,109	–	1,109
Operating cash costs	–	(580)	(580)	–	(580)

Exploration and business development	–	(10)	(10)	–	(10)
Change in controllable cash costs[1]	–	(590)	(590)	–	(590)

Exchange rates	–	380	380	–	380

Inflation on costs	–	(335)	(335)	–	(335)

Fuel, energy, and consumable price movements	–	67	67	–	67

Non-cash	–	66	66	–	66

One-off items	–	–	–	–	–
Change in other costs	–	178	178	–	178

Asset sales	–	(17)	(17)	–	(17)

Ceased and sold operations	(938)	585	(353)	–	(353)

New and acquired operations	–	–	–	–	–

Other	(70)	165	95	–	95
Depreciation, amortisation and impairments	–	(40)	(40)	40	–

Exceptional items	–	5,876	5,876	(5,876)	–
Half year ended 31 December 2024

Revenue	25,176

Other income		222

Expenses excluding net finance costs		(16,367)

Profit/(loss) from equity accounted investments, related impairments and expenses		95

Total other income, expenses excluding net finance costs and Profit/(loss) from equity accounted investments, related impairments and expenses		(16,050)

Profit from operations			9,126

Depreciation, amortisation and impairments				2,592

Exceptional item included in Depreciation, amortisation and impairments				90

Exceptional items				554

Underlying EBITDA					12,362

1

Collectively, we refer to the change in operating cash costs and change in exploration and business development as Change in controllable cash costs. Operating cash costs by definition do not include non-cash costs. The change in operating cash costs also excludes the impact of exchange rates and inflation, changes in fuel, energy costs and consumable costs, changes in exploration and evaluation and business development costs and one-off items. These items are excluded so as to provide a consistent measurement of changes in costs across all segments, based on the factors that are within the control and responsibility of the segment.

BHP | Financial results for the half year ended 31 December 2024

Underlying return on capital employed (ROCE)

	31 Dec 2024 US$M	31 Dec 2023 US$M

Profit after taxation	5,285	1,706

Exceptional items[1]	666	5,642

Subtotal	5,951	7,348

Adjusted for:

Net finance costs	457	821

Exceptional items included within net finance costs[1]	(208)	(190)

Income tax expense on net finance costs	(106)	(187)

Profit after taxation excluding net finance costs and exceptional items	6,094	7,792

Annualised Profit after taxation excluding net finance costs and exceptional items	12,188	15,584

Net assets at the beginning of the period	49,120	48,530

Net debt at the beginning of the period	9,120	11,166

Capital employed at the beginning of the period	58,240	59,696

Net assets at the end of the period	49,597	45,591

Net debt at the end of the period	11,793	12,648

Capital employed at the end of the period	61,390	58,239

Average capital employed	59,815	58,968

Underlying Return on Capital Employed	20.4%	26.4%

1	Refer to Exceptional items for further information.

Underlying return on capital employed (ROCE) by segment

Half year ended 31 December 2024 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group

Annualised profit after taxation excluding net finance costs and exceptional items	4,228	8,864	438	(1,342)	12,188

Average capital employed	31,938	13,005	6,864	8,008	59,815
Underlying Return on Capital Employed	13%	68%	6%	–	20.4%

Half year ended 31 December 2023 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group

Annualised profit after taxation excluding net finance costs and exceptional items	3,242	12,180	1,032	(870)	15,584

Average capital employed	31,029	14,406	6,743	6,790	58,968
Underlying Return on Capital Employed	10%	85%	15%	–	26.4%

1

Group and unallocated items includes functions, other unallocated operations including Potash, Western Australia Nickel (comprising Nickel West and West Musgrave, both transitioned into temporary suspension in the period ending Dec-2024), legacy assets and consolidation adjustments.

BHP | Financial results for the half year ended 31 December 2024

Underlying return on capital employed (ROCE) by asset

Half year ended 31 December 2024 US$M	Western Australia Iron Ore	Antamina	Escondida	Pampa Norte	BHP Mitsubishi Alliance	Copper South Australia	New South Wales Energy Coal[1]	Potash[2]	Western Australia Nickel[3]	Other	Total Group
Annualised profit after taxation excluding net finance costs and exceptional items	8,828	500	3,148	330	250	440	212	(302)	(750)	(468)	12,188
Average capital employed	19,855	1,451	10,717	4,280	6,749	15,085	(11)	6,803	110	(5,224)	59,815
Underlying Return on Capital Employed	44%	34%	29%	8%	4%	3%	–	–	–	–	20.4%

Half year ended 31 December 2023 US$M	Western Australia Iron Ore	Antamina	Escondida	Pampa Norte	BHP Mitsubishi Alliance	Copper South Australia	New South Wales Energy Coal[1]	Potash[2]	Western Australia Nickel[3]	Other	Total Group
Annualised profit after taxation excluding net finance costs and exceptional items	12,184	426	2,484	258	822	372	300	(258)	(514)	(490)	15,584
Average capital employed	19,718	1,382	10,693	4,221	6,903	14,462	(338)	4,859	1,648	(4,580)	58,968
Underlying Return on Capital Employed	62%	31%	23%	6%	12%	3%	–	–	(31%)	–	26.4%

1	NSWEC ROCE has not been shown as it is distorted by negative capital employed due to the rehabilitation provision being the primary balance remaining on Balance Sheet following previous impairments.
2	Potash ROCE has not been shown because it is distorted as the asset is non-producing and in its development phase.
3	Western Australia Nickel ROCE has not been shown following transition into temporary suspension.

BHP | Financial results for the half year ended 31 December 2024

Unit costs

Unit costs do not include the re-allocation to assets in HY2025 of the costs associated with the employee entitlements and allowances review conducted in FY2023, which were reported in Group and Unallocated in that period.

The calculation of Escondida, Spence and Copper South Australia unit costs are set out in the tables below.

	Escondida unit costs		Spence unit costs
US$M	H1 FY2025	H1 FY2024	H1 FY2025	H1 FY2024

Revenue	5,828	4,427	1,254	1,029

Underlying EBITDA	3,468	2,347	565	428

Gross costs	2,360	2,080	689	601

Less: by-product credits	336	248	64	49

Less: freight	120	89	29	22

Less: Government royalties	58	–	–	–

Net costs	1,846	1,743	596	530

Sales (kt)	629	523	135	121

Sales (Mlb)	1,387	1,152	297	268

Cost per pound (US$)[1]	1.33	1.51	2.01	1.98

1	H1 FY25 based on average realised exchange rates of USD/CLP 947 (H1 FY24 USD/CLP 874).

	Copper South Australia unit costs
US$M	H1 FY2025	H1 FY2024

Revenue	2,083	1,853

Underlying EBITDA	742	591

Gross costs	1,341	1,262

Less: by-product credits	728	596

Less: freight	15	28

Less: Government royalties	70	65

Less: re-allocation of costs associated with the employee entitlements and allowances review	1	11

Net costs	527	562

Sales (kt)	152	154

Sales (Mlb)	335	340

Cost per pound (US$)[1]	1.57	1.65

1	H1 FY25 based on an average realised exchange rate of AUD/USD 0.66 (H1 FY24 AUD/USD 0.65).

The calculation of WAIO unit costs is set out in the table below.

	WAIO unit costs
US$M	H1 FY2025	H1 FY2024

Revenue	11,430	13,991

Underlying EBITDA	7,140	9,646

Gross costs	4,290	4,345

Less: freight	1,152	979

Less: Government royalties	796	992

Less: re-allocation of costs associated with the employee entitlements and allowances review	18	33

Net costs	2,324	2,341

Sales (kt, equity share)	127,749	126,786

Cost per tonne (US$)[1]	18.19	18.46

1	H1 FY25 based on an average realised exchange rate of AUD/USD 0.66 (H1 FY24 AUD/USD 0.65).

BHP | Financial results for the half year ended 31 December 2024

The calculation of BMA unit costs is set out in the table below.

	BMA unit costs
US$M	H1 FY2025	H1 FY2024
Revenue	1,853	2,882
Underlying EBITDA	391	810
Gross costs	1,462	2,072
Less: freight	14	14
Less: Government royalties	291	631
Less: re-allocation of costs associated with the employee entitlements and allowances review	1	4
Net costs	1,156	1,423
Sales (kt, equity share)	8,999	11,031
Cost per tonne (US$)[1]	128.46	129.00

1	H1 FY25 based on an average realised exchange rate of AUD/USD 0.66 (H1 FY24 AUD/USD 0.65).

BHP | Financial results for the half year ended 31 December 2024

Definition and calculation of Non-IFRS financial information

Non-IFRS financial information	Reasons why we believe the non-IFRS financial information are useful	Calculation methodology

Underlying attributable profit	Allows the comparability of underlying financial performance by excluding the impacts of exceptional items and is also the basis on which our dividend payout ratio policy is applied.	Profit after taxation attributable to BHP shareholders excluding any exceptional items attributable to BHP shareholders.

Underlying basic earnings per share	On a per share basis, allows the comparability of underlying financial performance by excluding the impacts of exceptional items.	Underlying attributable profit divided by the weighted basic average number of shares.
Underlying EBITDA

Used to help assess current operational profitability excluding the impacts of sunk costs (i.e. depreciation from initial investment). Each is a measure that management uses internally to assess the performance of the Group’s segments and make decisions on the allocation of resources.

Earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, Discontinued operations and exceptional items. Underlying EBITDA includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs, depreciation, amortisation and impairments and taxation expense/(benefit).

Underlying EBITDA margin		Underlying EBITDA excluding third party product EBITDA, divided by revenue excluding third party product revenue.
Underlying EBIT

Used to help assess current operational profitability excluding net finance costs and taxation expense (each of which are managed at the Group level) as well as Discontinued operations and any exceptional items.

Earnings before net finance costs, taxation expense, Discontinued operations and any exceptional items. Underlying EBIT includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs and taxation expense/(benefit).

Profit from operations

Earnings before net finance costs, taxation expense and Discontinued operations. Profit from operations includes Revenue, Other income, Expenses excluding net finance costs and BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs and taxation expense/(benefit).

Capital and exploration expenditure	Used as part of our Capital Allocation Framework to assess efficient deployment of capital. Represents the total outflows of our operational investing expenditure.	Purchases of property, plant and equipment and exploration and evaluation expenditure.

Free cash flow

It is a key measure used as part of our Capital Allocation Framework. Reflects our operational cash performance inclusive of investment expenditure, which helps to highlight how much cash was generated in the period to be available for the servicing of debt and distribution to shareholders.

Net operating cash flows less net investing cash flows.

BHP | Financial results for the half year ended 31 December 2024

Non-IFRS financial information	Reasons why we believe the non-IFRS financial information are useful	Calculation methodology
Net debt

Net debt shows the position of gross debt less index-linked freight contracts offset by cash immediately available to pay debt if required and any associated derivative financial instruments. Liability associated with index-linked freight contracts, which are required to be remeasured to the prevailing freight index at each reporting date, are excluded from the net debt calculation due to the short-term volatility of the index they relate to not aligning with how the Group uses net debt for decision making in relation to the Capital Allocation Framework. Net debt includes the fair value of derivative financial instruments used to hedge cash and borrowings to reflect the Group’s risk management strategy of reducing the volatility of net debt caused by fluctuations in foreign exchange and interest rates.

Net debt, along with the gearing ratio, is used to monitor the Group’s capital management by relating net debt relative to equity from shareholders.

Interest bearing liabilities less liability associated with index-linked freight contracts less cash and cash equivalents less net cross currency and interest rate swaps less net cash management related instruments for the Group at the reporting date.

Gearing ratio		Ratio of Net debt to Net debt plus Net assets.

Net operating assets

Enables a clearer view of the assets deployed to generate earnings by highlighting the net operating assets of the business separate from the financing and tax balances. This measure helps provide an indicator of the underlying performance of our assets and enhances comparability between them.

Operating assets net of operating liabilities, including the carrying value of equity accounted investments and predominantly excludes cash balances, loans to associates, interest bearing liabilities, derivatives hedging our net debt, assets held for sale, liabilities directly associated with assets held for sale and tax balances.

Underlying return on capital employed (ROCE)	Indicator of the Group’s capital efficiency and is provided on an underlying basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.

Profit after taxation excluding exceptional items and net finance costs (after taxation) divided by average capital employed.

Profit after taxation excluding exceptional items and net finance costs (after taxation) is profit after taxation excluding exceptional items, net finance costs and the estimated taxation impact of net finance costs. These are annualised for a half year end reporting period.

The estimated tax impact is calculated using a prima facie taxation rate on net finance costs (excluding any foreign exchange impact).

Average capital employed is calculated as the average of net assets less net debt for the last two reporting periods.

Adjusted effective tax rate	Provides an underlying tax basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.	Total taxation expense/(benefit) excluding exceptional items and exchange rate movements included in taxation expense/(benefit) divided by Profit before taxation excluding exceptional items.

BHP | Financial results for the half year ended 31 December 2024

Non-IFRS financial information	Reasons why we believe the non-IFRS financial information are useful	Calculation methodology
Unit costs

Used to assess the controllable financial performance of the Group’s assets for each unit of production. Unit costs are adjusted for site specific non-controllable factors to enhance comparability between the Group’s assets.

Ratio of net costs of the assets to the equity share of sales tonnage. Net costs is defined as revenue less Underlying EBITDA and excludes freight, re-allocation of the costs associated with the employee entitlements and allowance review in FY2023, and other costs, depending on the nature of each asset. Freight is excluded as the Group believes it provides a similar basis of comparison to our peer group. The re-allocation to assets in FY2024 and FY2025 of the costs associated with the employee entitlements and allowances review in FY2023 are excluded in asset unit costs as these costs were already recognised in Group and Unallocated in FY2023.

Escondida, Spence and Copper South Australia unit costs exclude:

•  by-product credits being the favourable impact of by-products (such as gold or silver) to determine the directly attributable costs of copper production.

•  government royalties, as these are costs that are not deemed to be under the Group’s control and the Group believes exclusion provides a similar basis of comparison to our peer group.

WAIO and BMA unit costs exclude:

•  government royalties, as these are costs that are not deemed to be under the Group’s control and the Group believes exclusion provides a similar basis of comparison to our peer group.

BHP | Financial results for the half year ended 31 December 2024

Definition and calculation of principal factors

The method of calculation of the principal factors that affect the period on period movements of Revenue, Profit from operations and Underlying EBITDA are as follows:

Principal factor	Method of calculation

Change in sales prices	Change in average realised price for each operation from the prior period to the current period, multiplied by current period sales volumes.

Price-linked costs	Change in price-linked costs (mainly royalties) for each operation from the prior period to the current period, multiplied by current period sales volumes.

Change in volumes	Change in sales volumes for each operation multiplied by the prior year average realised price less variable unit cost.

Controllable cash costs	Total of operating cash costs and exploration and business development costs.

Operating cash costs	Change in total costs, other than price-linked costs, exchange rates, inflation on costs, fuel, energy, and consumable price movements, non-cash costs and one-off items as defined below for each operation from the prior period to the current period.

Exploration and evaluation and business development	Exploration and evaluation and business development expense in the current period minus exploration and business development expense in the prior period.

Exchange rates	Change in exchange rate multiplied by current period local currency revenue and expenses.

Inflation on costs	Change in inflation rate applied to expenses, other than depreciation and amortisation, price-linked costs, exploration and business development expenses, expenses in ceased and sold operations and expenses in new and acquired operations.

Fuel, energy, and consumable price movements	Fuel and energy expense and price differences above inflation on consumables in the current period minus fuel and energy expense in the prior period.

Non-cash	Change in net impact of capitalisation and depletion of deferred stripping from the prior period to the current period.

One-off items	Change in costs exceeding a pre-determined threshold associated with an unexpected event that had not occurred in the last two years and is not reasonably likely to occur within the next two years.

Asset sales	Profit/(loss) on the sale of assets or operations in the current period minus profit/(loss) on sale of assets or operations in the prior period.

Ceased and sold operations	Underlying EBITDA for operations that ceased (including temporary suspension) or were sold in the current period minus Underlying EBITDA for operations that ceased (including temporary suspension) or were sold in the prior period.

New and acquired operations	Underlying EBITDA for operations that were acquired in the current period minus Underlying EBITDA for operations that were acquired in the prior period.

Share of profit/(loss) from equity accounted investments	Share of profit/(loss) from equity accounted investments for the current period minus share of profit/(loss) from equity accounted investments in the prior period.

Other	Variances not explained by the above factors.